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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERSTATE HOTELS CORPORATION
(Name of Subject Company)

INTERSTATE HOTELS CORPORATION
(Name of Person Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share
(including the associated preferred share purchase rights)
(Title of Class of Securities)

46088R108
(CUSIP Number of Class of Securities)

Timothy Q. Hudak, Esq.
Foster Plaza Ten
680 Andersen Drive
Pittsburgh, Pennsylvania 15220
(412) 937-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

With a copy to:

Jere R. Thomson, Esq.
Jones, Day, Reavis & Pogue
222 East 41st Street
New York, NY 10017
(212) 326-3939

Item 1. Subject Company Information

        Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Interstate Hotels Corporation, a Maryland corporation ("Interstate"). The address of Interstate's principal executive office is Foster Plaza Ten, 680 Andersen Drive, Pittsburgh, Pennsylvania 15220. The telephone number of Interstate's principal executive office is (412) 937-0600.

        Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is the Class A Common Stock, par value $0.01 per share, of Interstate and the associated preferred stock purchase rights (the "Rights," and collectively with the Class A Common Stock, the "Shares") issued pursuant to the Shareholder Rights Agreement, dated as of July 8, 1999, between Interstate and American Stock Transfer and Trust Company, as rights agent, as amended on August 28, 2000 (the "Rights Agreement"). As of April 16, 2002, there were 5,487,885 Shares outstanding.

Item 2. Identity and Background of the Filing Persons

        Name and Address.    Interstate, the subject company, is the person filing this Schedule 14D-9. Its business address and telephone number are set forth above under the caption "Subject Company Information."

        Tender Offer.    This Schedule 14D-9 relates to the tender offer by Shaner Hotel Group Limited Partnership ("Offeror") disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") initially filed by Offeror with the Securities and Exchange Commission (the "Commission") on April 3, 2002 as amended on April 11, 2002, and as further amended on April 23, 2002, to purchase 2,465,322 Shares at a purchase price of $3.00 per Share (the "Offer Price"). The tender offer is on the terms and subject to the conditions set forth in Offeror's Offer to Purchase, dated April 20, 2002 (the "Offer to Purchase"), and in the related letter of transmittal (which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer").

        The Schedule TO states that the address of Offeror's principal executive offices is 1965 Waddle Road, State College, Pennsylvania 16803. Offeror's phone number at such location is (814) 234-4460. All information set forth in this Schedule 14D-9 or incorporated by reference into this Schedule 14D-9 about Offeror or affiliates of Offeror, as well as actions or events respecting any of them, was obtained from reports or statements filed by Offeror with the Commission, including, but not limited to, the Schedule TO and the Offer, and Interstate has not verified the accuracy or completeness of such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

        Except as (a) described in this Schedule 14D-9, including Annex A hereto, which is incorporated herein by reference, or (b) otherwise incorporated into this Schedule 14D-9 by reference, to Interstate's knowledge, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Interstate or its affiliates and (i) any of its executive officers, directors or affiliates or (ii) Offeror or any of its executive officers, directors or affiliates.

        For information regarding material agreements, arrangements or understandings or any actual or potential conflicts of interest between Interstate or its affiliates and any of its executive officers, directors or affiliates, see Annex A, which is attached hereto and incorporated by reference herein.

Relationships with Offeror.

        As disclosed in the Schedule TO, as of April 20, 2002, Offeror and its affiliates beneficially owned 333,500 Shares. In addition, one of Interstate's directors, Stephen P. Joyce, is the Executive Vice President of Franchising for Marriott International, Inc.'s full-service brands, Marriott Hotels, Resorts and Suites and Renaissance Hotels, and, as disclosed in the Schedule TO, Offeror owns or manages three Marriott properties and expects to open an additional Marriott property within the next 12 months.

Item 4. The Solicitation or Recommendation

  Solicitation/Recommendation.

        After careful consideration, including a thorough review of the Offer with its independent financial and legal advisors, the Special Committee advised the Board that the Offer is financially inadequate and not in the best interests of Interstate and Interstate's public stockholders and recommended that the Board reject the Offer. Accordingly, based on the Special Committee's recommendation, the Board unanimously recommends that you reject the Offer and not tender your Shares pursuant to the Offer. The recommendations of the Special Committee and the Board are based on two principal conclusions:

  •
  the Special Committee and the Board believe the Offer Price of $3.00 per Share is inadequate from a financial point of view to Interstate's public stockholders, other than Offeror and its affiliates; and

  •
  if the Offer is successful, the value of the remaining publicly-owned Shares would be, in the judgement of the Special Committee and the Board, adversely affected and subject to a high degree of uncertainty.

Set forth below under the caption "—Reasons for the Recommendation" are the most significant factors considered by the Special Committee and the Board in reaching these conclusions.

        A letter communicating the Board's recommendation to you and a press release relating to the recommendation to reject the Offer are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9 and are incorporated herein by reference.

Background of the Offer.

        In October 2000, Interstate closed on a transaction in which CGLH Partners I LP and CGLH Partners II LP, entities affiliated with Lehman Brothers Holdings Inc. (the "Investor Group"), made a $30.0 million investment in Interstate in exchange for preferred equity and convertible debt. Interstate also entered into a joint venture with the Investor Group, affiliates of the Investor Group and affiliates of Interstate (the "Joint Venture") to selectively acquire hotel properties that will be managed by Interstate. The Investor Group is comprised of individuals who have extensive knowledge of the hotel industry and experience in hotel investments, and who share Interstate's growth strategies.

        Prior to that closing, Lance T. Shaner, the Chairman and Chief Executive Officer of Offeror proposed alternative transactions to the Board. On October 3, 2000, Mr. Shaner sent an unsolicited letter to Mr. Thomas F. Hewitt, the Chairman and Chief Executive Officer of Interstate. In that letter, Offeror proposed an acquisition of all of the Common Stock of Interstate at a price of $4.125 per share, subject to negotiation of definitive documentation, due diligence and the satisfactory completion of the transaction contemplated by the Conversion and Redemption Agreement, dated August 31, 2000, among Interstate, Interstate Hotels, LLC, PAH-Interstate Holdings, Inc., Wyndham International, Inc. ("Wyndham"), Patriot American Hospitality, Inc. and Northridge Holdings, Inc. Mr. Shaner requested the postponement of Interstate's stockholders meeting, scheduled for October 16, 2000, to consider approval of the Investor Group transaction. The letter noted that the offer was a joint offer of Offeror and Bruce S. Brickman & Associates, Inc. and would expire on October 10, 2000 unless accepted by Interstate.

        On October 5, 2000, Interstate issued a press release announcing that the Board determined that pursuing the proposal of Offeror was not in the best interests of Interstate's stockholders and reaffirming the Board's recommendation that stockholders approve the previously announced Investor Group transaction.

        Mr. Shaner sent a letter to Mr. J. William Richardson, the Vice Chairman of Interstate, on October 6, 2000, clarifying the proposal and stating that Mr. Shaner was prepared to meet with Interstate management to answer any questions about the proposal and to negotiate a transaction.

        On October 8, 2000, Interstate issued a press release announcing that the Board had determined that the conditional proposal was not reasonably likely to be completed and that the previously announced transaction with the Investor Group was financially superior to the transaction proposed by Offeror. In making its determination, the Board considered, among other things, the nature of Interstate's business, the difficulty of consummating the transaction proposed by Offeror without the consent of various third parties, including parties to Interstate's management and franchise agreements, and its obligations under its agreement with the Investor Group.

        On October 11, 2000, Mr. Shaner sent a letter further clarifying the position of Offeror. On October 13, 2000, Interstate issued a press release announcing that the Board had considered the proposal, reiterating its conclusion that pursuing the proposal of Offeror was not in the best interests of Interstate's stockholders and reaffirming its recommendation that stockholders approve the previously announced Investor Group transaction.

        After approval by Interstate's stockholders on October 20, 2000, the Investor Group transaction was closed and Interstate issued its 8.75% Subordinated Convertible Notes due 2007 (the "Notes") to the Investor Group for $25.0 million and 500,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), to the Investor Group for $5.0 million.

        At a telephonic meeting held on August 23, 2001 among representatives of Offeror and Interstate, Mr. Shaner again inquired about a possible transaction with Interstate but failed to provide any concrete terms of a transaction between the companies.

        As disclosed in the Schedule TO, in December of 2001, Offeror acquired 320,000 Shares. In its Schedule 13D filing (filed on January 9, 2002), Offeror stated that it was considering making a proposal that might include an acquisition, merger or a joint venture between Offeror and Interstate to manage, operate or own hotel and motel properties.

        On January 14, 2002, Mr. Shaner sent a letter to Mr. Hewitt setting forth a proposal to combine the operations of Interstate and Offeror. The proposal provided for the acquisition at $2.70 per Share of that number of Shares that would result in Offeror owning 1,000,000 Shares, 15% of the shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), at $2.70 per share, repayment of the Notes by Interstate at par plus accrued interest, the acquisition of the shares of the Series B Preferred Stock in exchange for Interstate's interest in the Renaissance Worldgate Hotel in Kissimmee, Florida ("Worldgate") and $4.25 million, the combination of certain operations and the formation of a joint venture into which each of Offeror and Interstate would contribute all fee generating agreements in return for ownership units, which would provide a minimum preferred distribution to Offeror equal to 8.75% of the imputed value of the contracts contributed by Offeror. Mr. Shaner subsequently clarified to Interstate that the imputed value of the agreements contributed by Offeror to the joint venture would be $15 million.

        In a letter to Mr. Shaner dated January 21, 2002, Mr. Hewitt stated that Mr. Shaner's letter had been distributed to the Board and Interstate's independent advisors. On January 24, 2002, Mr. Shaner sent a letter to Mr. Hewitt acknowledging receipt of Mr. Hewitt's January 21, 2002 letter as well as a voice-mail message from Mr. Hewitt indicating that the Board intended to consider the proposal at its meeting scheduled to be held on February 11, 2002. In this letter, Mr. Shaner requested a meeting to discuss the proposal prior to the scheduled Board meeting. On January 24, 2002, Mr. Shaner also sent letters to Interstate's directors who are neither officers of Interstate nor members of the Investor

Group, John J. Russell, Jr., Benjamin D. Holloway, Stephen P. Joyce and Phillip H. McNeill, Sr., requesting meetings to present his proposal prior to the Board meeting.

        During the period prior to the February 11th Board meeting, Mr. Shaner made calls to each of the above named directors as well as to several of the directors elected by the Investor Group (the "Investor Directors"). No meetings were held between Mr. Shaner and any of those directors or the Investor Directors, but Mr. Shaner did have several phone conversations in which he explained his proposals.

        During a phone conversation between Mr. Shaner and Mr. Hewitt on January 23, 2002, Mr. Hewitt and Mr. Shaner discussed the ownership and governance structure of Interstate. Mr. Shaner then sent a letter to Mr. Hewitt, dated January 30, 2002, revising the proposal to provide that Offeror would seek to purchase all Shares owned by management, directors and Odessa Limited, which would reduce the number of Shares that Offeror would purchase in the tender offer, and Interstate would redeem all stock options.

        In a letter dated February 4, 2002, from Mr. Shaner to Mr. Richardson, Mr. Shaner provided information outlining Offeror's proposal to combine the contracts of Offeror and Interstate and to consolidate operating overhead. Mr. Shaner sent Mr. Hewitt a follow-up letter clarifying certain points on February 7, 2002.

        On February 6, 2002, a meeting was held at Interstate's offices between Mr. Hewitt and Mr. Richardson, Mr. Shaner, J. B. Griffin (the chief financial officer of Offeror) and Michael McNulty (a financial consultant to Mr. Shaner). At the meeting, the representatives of Offeror explained the proposal.

        On February 11, 2002, the Board met to, among other things, discuss Offeror's proposal. At the meeting, Interstate's outside counsel made a presentation to the Board regarding the directors' duties to stockholders and Mr. Richardson presented a financial model comparing Offeror's proposal to other strategic alternatives available to Interstate, all of which were less dilutive to Interstate's public stockholders than Offeror's proposal. After further discussion, the Board unanimously voted to reject Offeror's proposal.

        In a letter dated February 14, 2002, Mr. Hewitt advised Mr. Shaner that the Board concluded that the proposal did not present an opportunity that was in the best interests of Interstate's public stockholders. The letter also stated that the proposal was contingent upon its acceptance by the Investor Group and that the Investor Group advised the Board that it did not wish to dispose of its securities on the terms set forth in the proposal.

        On February 18, 2002, Offeror sent the Board a letter of intent formalizing and expanding upon its proposal. The proposal provided for the purchase of up to 680,000 Shares and 15% of the Class B Common Stock at a price of $2.70 per share. It also provided for the purchase, redemption or repayment of the securities owned by the Investor Group, the creation of a joint venture between Offeror and Interstate into which each company would contribute all fee generating agreements in return for ownership units issued to each entity in an amount based on the sum of the appraised value of such agreements, less certain liabilities in the case of Interstate, and for the combination of certain operations between Interstate and Offeror. The proposal contained limited unaudited financial information regarding Offeror. The proposal would have required Interstate to pay a break-up fee of a minimum of $450,000 to Offeror in the event Interstate desired to negotiate with a party that submitted a competing offer, plus the reimbursement of Offeror's expenses, not to exceed $35,000 per week. The proposal stated that it would remain open only until February 25, 2002.

        On February 18, 2002, Offeror issued a press release. The press release stated that Interstate had received a new proposal from Offeror and that the previous proposal of Offeror had been rejected.

        At a Board meeting held on February 19, 2002, the Board discussed Offeror's revised proposal set forth in Offeror's letter of February 18, 2002. Mr. Richardson described the financial changes to Offeror's revised proposal and reviewed the financial comparison previously presented to the Board in light of the revised proposal. Outside counsel provided a summary of the other material changes to Offeror's proposal. The Board determined to meet at a later date to further discuss the revised proposal.

        During a call on February 21, 2002, Mr. Hewitt stated that Mr. Shaner would need to seek the support of the Investor Group. Mr. Hewitt stated that he had no objection to Mr. Shaner speaking directly to the Investor Group.

        At a Board meeting held on February 25, 2002, Mr. Richardson provided an overview of the economic terms of Offeror's proposal and outside legal counsel provided an overview of the process and timing required by the proposal. After discussion, including the impact that consummation of Offeror's proposal would have on Interstate's liquidity, the Board unanimously voted to reject Offeror's proposal.

        On February 25, 2002, Mr. Shaner had a conversation with a representative of the Investor Group, Mahmood Khimji. Mr. Khimji stated that, to be successful, a proposal would need to gain favor with the Investor Group as well as the Board and management. Mr. Khimji indicated that the Investor Group would be willing to discuss proposals, but that the Investor Group would not accept the proposal set forth in the letter of intent dated February 18, 2002.

        On February 26, 2002, Mr. Shaner sent a letter to Interstate acknowledging the Board's rejection of Offeror's proposal and stating that Mr. Shaner intended to continue a dialogue with Interstate.

        On March 1, 2002, Mr. Shaner sent a letter to Mr. Khimji stating that Offeror was willing to make a proposal to purchase a portion of the existing Shares and acquire or redeem 100% of the Series B Preferred Stock for a premium above par and to have Interstate repay the Notes from existing corporate funds. The letter further requested that Mr. Khimji work with Offeror to address the anti-takeover mechanisms that could inhibit the transaction.

        On March 5, 2002, Offeror sent another revised proposal to Interstate. The revised proposal provided that Offeror would tender for 1,650,000 Shares at a price of $3.00 per Share. It also provided that Interstate would redeem 225,000 shares of Series B Preferred Stock held by management at $10.00 per share plus accrued dividends and Offeror would acquire the remaining shares of Series B Preferred Stock at $10.00 per share, subject to Interstate paying all accrued dividends. This revised proposal contained the same break-up fee provision as the prior proposal. The proposal stated that it would remain open only until March 13, 2002.

        On March 7, 2002, Mr. Hewitt sent Mr. Shaner an e-mail stating that the Board was considering the proposal, but that Interstate might not be able to respond by March 13, 2002.

        On March 11, 2002, Mr. Shaner wrote to Mr. Hewitt asking to be advised of when Interstate could respond to the March 5th proposal and requesting a meeting to begin discussions between the parties. In addition, Mr. Shaner requested a copy of the list of all current stockholders of Interstate including mailing addresses.

        On March 11, 2002, Mr. Khimji returned a call from Mr. Shaner. Mr. Shaner requested a meeting in the near future between Offeror and the Investor Group representatives. Mr. Khimji said that he would contact the Investor Group and relay the request, but stated that if Mr. Shaner did not hear from Mr. Khimji in twenty-four hours, then Mr. Shaner should assume that the Investor Group was not interested in meeting.

        On March 12, 2002, Offeror issued a press release announcing that it had made an all-cash proposal for a controlling stake in Interstate in the prior week and summarizing the terms of the proposal.

        On March 13, 2002, Mr. Hewitt sent Mr. Shaner a letter responding to Mr. Shaner's letter of March 11, 2002. Mr. Hewitt stated that in order for the Board to adequately review the revised proposal, the Board required written information regarding the details of the financing that would be utilized to implement the proposal and to provide adequate funds for working capital and expansion after completion of the proposed redemptions, details of Offeror's plans regarding changes to the equity structure, management and business organization of Interstate following the transaction and the basis for Offeror's belief that it would receive the consents required for the transaction, including that of the Investor Group. Mr. Hewitt stated that Interstate would not be in a position to respond to the revised proposal until it received such information. Finally, Mr. Hewitt noted that neither Maryland law nor Interstate's governing documents entitled Offeror to a stockholder list at this time and that Interstate was not prepared to provide Offeror with that information under present circumstances.

        At a Board meeting held on March 14, 2002, the Board reviewed the correspondence between Interstate and Offeror since February 18, 2002 and outside counsel provided an overview of Offeror's revised proposal of March 5, 2002 to the directors.

        Mr. Shaner sent a letter to Mr. Hewitt on March 20, 2002, responding to Mr. Hewitt's request for information. Mr. Shaner stated that between existing cash and existing credit lines Offeror had sufficient cash available to undertake the proposal. Mr. Shaner also stated that the restructuring contemplated by the proposal was the same as the joint venture proposal outlined in his prior proposals. Mr. Shaner did not address the issue of customer or other consents. Mr. Shaner asserted that any transaction negotiated with a third party during this time should exclude a subsequent transaction break-up fee if a transaction with Offeror is completed.

        In a letter to the Board sent on March 21, 2002, Mr. Shaner raised two issues. First, he stated his belief that the financial statements of Interstate set forth in its public filings should show the $25.0 million proceeds of the Notes as restricted cash and not as current assets. Mr. Shaner also noted that approximately one month after the Investor Group financing, Interstate made a $3.9 million equity investment in Worldgate with affiliates of the Investor Group, which investment was, he believed, written off in its entirety within nine months. Mr. Shaner stated that the timing of the Worldgate transaction raised a question as to whether Interstate made adequate disclosure in its proxy filings to seek approval of the issuance of the Investor Group financing. For more information regarding the Worldgate transaction, see the information set forth under the caption "Item 8. Additional Information—The Worldgate Transaction" below. Mr. Shaner concluded that, unless Interstate or its auditors explain the issues by March 25, 2002, he would communicate with the other stockholders of Interstate.

        In a letter dated March 21, 2002 to Mr. Khimji, Mr. Shaner raised issues regarding the ownership interest in Interstate of affiliates of Mr. Khimji and inquired whether certain transactions in the stock were properly reported to the Commission.

        On March 25, 2002, Mr. Hewitt responded to Offeror's letters of March 20, 2002 (addressed to Mr. Hewitt) and March 21, 2002 (addressed to the Board) and stated that Interstate's management and Board were considering matters discussed in those letters and would respond following the appropriate review.

        On March 25, 2002, Offeror sent to Timothy Q. Hudak, Secretary of Interstate, written notice of proposals to be considered at Interstate's annual meeting of stockholders. One proposal sought action by the stockholders to urge the Board to recommend to the Investor Group that the Investor Group authorize the Board to redeem the Rights issued under the Rights Agreement or amend the Rights Agreement to exclude Offeror and its affiliates as an acquiring person under the Rights Agreement. In that letter, Offeror also nominated Lance T. Shaner and Peter K. Hulburt for election as Class A Directors at Interstate's next annual meeting of stockholders. In a subsequent letter, dated March 28, 2002, Offeror changed its mind and substituted Leo A. Keevican for Peter K. Hulburt as one of its

nominees for election as a Class A Director at Interstate's next annual meeting of stockholders. On April 1, 2002, Offeror sent a letter to Mr. Hudak amending its prior notice of proposals and nominations to correct an error in its prior correspondence regarding the correct name of the registered holder of its Shares.

        On March 27, 2002, Offeror issued a press release announcing that it would be initiating the Offer shortly.

        On March 27, 2002, the Board met to discuss Offeror's announced partial tender offer. The Board reviewed the correspondence between Interstate and Offeror since March 20, 2002 with Interstate's outside legal counsel. The Board appointed a special committee of independent directors, consisting of Benjamin D. Holloway and John J. Russell, Jr. (the "Special Committee") to, among other things, evaluate the Offer and report its recommendation to the Board and authorized the Special Committee to engage independent counsel and independent financial advisors to assist with its evaluation.

        The Special Committee met several times in late March and in April to select independent financial and legal advisors and to evaluate the Offer.

        At a Board meeting held on April 2, 2002, the Special Committee reported that it had retained Miles & Stockbridge as its independent legal counsel and was considering Merrill Lynch & Co. ("Merrill Lynch") as its independent financial advisor. The Board discussed Mr. Shaner's letter to the Board dated March 21, 2002. Mr. Hewitt informed the Board that management had reviewed the issues presented by that letter with Interstate's accountants and outside legal counsel and determined that no other action was required at this time.

        On April 2, 2002, Offeror sent a letter to the Board requesting the Board to (i) act immediately to redeem the Rights issued under the Rights Agreement or take such action as is necessary so that the Rights are invalid or otherwise inapplicable to the Offer and (ii) schedule the 2002 annual meeting of stockholders, and set the record date for stockholders entitled to notice of and to vote at that meeting, so as to enable Offeror to complete the Offer and vote the Shares purchased in the Offer at that meeting and at any other special stockholder meeting.

        On April 3, 2002, Mr. Hewitt sent a letter to Offeror responding to the accounting and disclosure matters that Offeror raised in its letter to the Board dated March 21, 2002. Mr. Hewitt explained that after review of the matter with Interstate's independent public accountants, PricewaterhouseCoopers, LLP, and the Board, Interstate believes that the continued balance sheet classification of the $25.0 million as current assets is entirely appropriate in accordance with generally accepted accounting principles ("GAAP") and federal securities laws. Mr. Hewitt also explained that the Worldgate transaction was unanimously approved by the Board prior to the issuance of the Notes and the Series B Preferred Stock and that the Investor Group did not have any representation on the Board either when the Worldgate transaction was approved or when it closed. Mr. Hewitt also stated that Interstate's non-controlling equity interest was redeemed and Interstate was paid $0.9 million toward the outstanding receivable and was issued a promissory note for the balance of the receivable, as described in Interstate's Annual Report on Form 10-K for the year ended December 31, 2001. Finally, Mr. Hewitt acknowledged receipt of Offeror's letters dated March 25, March 28 and April 2, 2002.

        On April 3, 2002, Offeror filed with the Commission its Schedule TO relating to the Offer and incorporating the Offer to Purchase, the Letter of Transmittal, and other related documents. Also on April 3, 2002, Offeror issued a press release announcing that it was commencing the Offer. However, on April 3, 2002, Offeror did not publish a summary advertisement as required by the federal securities laws and therefore did not formally commence the Offer on that date.

        On April 3, 2002, Interstate issued a press release announcing that the Special Committee was evaluating the Offer and requesting that stockholders defer making a determination whether to accept or reject the Offer until being advised of the Special Committee's and the Board's recommendations, which would occur no later than April 16, 2002.

        On April 3, 2002, Offeror sent to Timothy Q. Hudak, Secretary of Interstate, a written request under Rule 14d-5 in connection with the Offer requesting Interstate to notify Offeror of Interstate's election either to mail the Offer and related offering materials to holders of record of the Shares, or to provide Offeror with a stockholder mailing list to enable it to mail the materials itself.

        On April 4, 2002, Interstate's outside legal counsel sent a letter to Offeror's outside legal counsel stating that Interstate did not believe Offeror commenced its Offer properly for purposes of the federal securities laws and therefore Interstate did not intend to respond to Offeror's request under Rule 14d-5 until Offeror complied with federal securities laws and sent a new request under Rule 14d-5.

        On April 10, 2002, Offeror sent a letter to Mr. Hewitt reiterating Offeror's position regarding the accounting treatment of the $25.0 million by Interstate and the Offeror's allegation of inadequate disclosure of the Worldgate transaction. For more information regarding the Worldgate transaction, see the information set forth under the caption "Item 8. Additional Information—The Worldgate Transaction" below.

        On April 10, 2002, Offeror sent a letter to Joseph J. Flannery, one of the Investor Directors, stating Offeror's opinion that the Special Committee should not engage Lehman Brothers Inc. as its financial advisor due to conflicts of interest. Mr. Flannery did not respond to this letter because, as noted above, the Special Committee informed the Board that it was considering retaining Merrill Lynch as its financial advisor.

        On April 11, 2002, Offeror commenced the Offer by filing Amendment No. 1 to the Schedule TO with the Commission and publishing a summary advertisement regarding the Offer in the New York Times.

        On April 11, 2002, Offeror also sent Interstate a written request under Rule 14d-5 in connection with the Offer requesting Interstate to notify Offeror of Interstate's election either to mail the Offer and related offering materials to holders of record of the Shares, or to provide Offeror with a stockholder mailing list to enable it to mail the materials itself.

        Also on April 11, 2002, Interstate issued a press release clarifying that because Offeror failed to comply with commencement procedures required by the Commission's regulations, Interstate was revising its response date, in accordance with such regulations, and would respond to the Offer no later than April 24, 2002.

        On April 12, 2002, Interstate sent a letter to Offeror's legal counsel indicating that Interstate had elected to mail the offering materials to holders of the Shares in compliance with Rule 14d-5.

        On April 12, 2002, Mr. Shaner sent a letter to Mr. Hewitt offering to meet with the Special Committee to present Offeror's "definite plan" for Interstate. Mr. Hewitt forwarded a copy of the letter to the Special Committee.

        On April 15, 2002, the Board met to discuss the Offer and related matters. After discussion regarding the Offer, the Board adopted resolutions deferring the distribution date with respect to the Rights until further action by the Board. For more information on the Rights, see the information set forth under the caption "Item 8. Additional Information—Rights Agreement" below.

        Also, on April 15, 2002, Interstate's outside legal counsel sent a letter to Offeror's outside legal counsel advising such counsel that Interstate believes the disclosure set forth in the Offer is materially deficient, particularly as to the absence of adequate financial information about Offeror.

        In addition, on April 15, 2002, the Special Committee formally retained Merrill Lynch as its independent financial advisor.

        On April 16, 2002, Interstate issued a press release announcing the deferral of the distribution date with respect to the Rights and the retention of Merrill Lynch by the Special Committee.

        On April 19, 2002, the Special Committee met to consider the Offer with representatives of the Special Committee's independent financial advisor and independent legal counsel. Merrill Lynch rendered advice to the Special Committee to the effect that the terms of the Offer are inadequate, from a financial point of view, to Interstate's public stockholders, other than Offeror and its affiliates. After extensive discussions, the Special Committee determined that the Offer is financially inadequate and not in the best interests of Interstate and Interstate's public stockholders and decided to recommend to the Board that it reject the Offer. The Special Committee also considered Mr. Shaner's letter offering to meet with the Special Committee to explain Offeror's "definite plan" for Interstate and concluded that, in light of Offeror's failure to disclose any such "definite plan" in its offering materials, no meeting with Offeror should be held in response to that letter.

        On April 22, 2002, the Board met to consider the Offer. Merrill Lynch reviewed its analysis with the Board and Merrill Lynch expressed its advice to the effect that, as of the date of its analysis, April 19, 2002, the Offer Price was inadequate to Interstate's public stockholders, other than Offeror and its affiliates, from a financial point of view. The Special Committee then reported to the Board that, after consultation with Interstate's management and the Special Committee's legal and financial advisors, it was advising the Board that, in the Special Committee's opinion, the Offer is financially inadequate and not in the best interests of Interstate and Interstate's public stockholders and recommending that the Board reject the Offer. After discussion, the Board unanimously concluded, for the reasons set forth under the caption "—Reasons for the Recommendation" below, that the Offer is inadequate and not in the best interests of Interstate and Interstate's public stockholders, and to recommend that Interstate's public stockholders reject the Offer and not tender any Shares pursuant to the Offer.

        On April 22, 2002, following the Board meeting, the Special Committee met and affirmed its approval of the reasons to be given for rejecting the Offer.

        On April 23, 2002, Offeror filed Amendment No. 2 to the Schedule TO extending the expiration date of the Offer until May 31, 2002, and amending certain provisions of the Offer, including the deletion of any information about Offeror's intentions to nominate two persons to be elected as Class A directors at Interstate's next annual meeting of stockholders.

        On April 23, 2002, Interstate's outside legal counsel received a letter from Offeror's outside legal counsel responding to the letter dated April 15, 2002 advising Offeror's outside legal counsel of inadequacies in the Offer. In particular, Offeror's outside legal counsel indicated in this April 23rd letter that Offeror did not believe Offeror's financial statements were a requirement of the Offer.

        On April 23, 2002, Offeror's outside legal counsel also sent a letter to independent legal counsel to the Special Committee clarifying that the Offer was to acquire 51% of the Shares rather than 100% because Offeror has concerns regarding change in control provisions in Interstate's management agreements. The letter indicated that Offeror would be willing to enter into negotiations with respect to acquiring 100% of the Shares subject to due diligence. The letter also indicated that Offeror remained willing to meet with the Special Committee to discuss the Offer.

        Also on April 23, 2002, independent legal counsel to the Special Committee verbally advised Offeror's outside legal counsel that the Special Committee did not wish to meet with Offeror at this time. Offeror's outside legal counsel told the Special Committee's independent legal counsel that Offeror had not changed its plans regarding nominating directors for election at the next annual meeting of stockholders.

        On April 24, 2002, the Special Committee met, discussed the letter dated April 23, 2002 sent by Offeror's outside legal counsel to independent legal counsel to the Special Committee and reviewed with independent legal counsel the amendments to certain provisions of the Offer set forth in Offeror's Amendment No. 2 to the Schedule TO. The Special Committee affirmed its approval of the reasons to be given for rejecting the Offer.

Reasons for The Recommendation.

        The following discussion of information and factors considered and given weight by the Special Committee and the Board is not intended to be exhaustive, but is believed to include the most significant factors considered by the Special Committee and the Board. In evaluating the Offer, the members of the Special Committee and the Board considered their knowledge of the business, financial condition and prospects of Interstate, and the views of Interstate's management and the Special Committee's independent financial and legal advisors. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. In addition, individual members of the Special Committee and the Board may have given different weights to different factors.

Inadequacy Of The Offer Price

        The Special Committee and the Board believe that the Offer Price of $3.00 per Share is inadequate from a financial point of view and does not fully reflect the inherent value of Interstate. In reaching this conclusion, the Special Committee and the Board took into account various factors reflecting their respective judgments, including the following ones which they believed to be most significant:

1.
Merrill Lynch rendered advice that the Offer Price is inadequate, from a financial point of view, to Interstate's public stockholders, other than Offeror and its affiliates.

2.
Interstate has a strong cash position, even after taking into account the requirement that it maintain $25.0 million of liquidity for investment in the Joint Venture. Despite a difficult period for the hotel industry, Interstate's financial performance is improving, as reflected by the increase in its EBITDA, a common measure of financial performance in the hotel industry, to a positive $9.7 million in 2001 from a loss of $1.9 million in 2000.

3.
Interstate's losses in recent years, as calculated in accordance with GAAP, have been caused primarily by non-cash amortization and impairment charges, which, on a pre-tax basis after giving effect for minority interests, were approximately $12.4 million in 1999, $12.8 million in 2000 and $8.7 million in 2001. These charges are related to intangible asset values existing at the date of Interstate's spin-off from Wyndham in 1999 (the "Spin-Off") and imposed on Interstate as a result of the Spin-Off. These intangible asset values will be fully amortized in the third quarter of 2003, at which point Interstate's management expects to begin reporting net income.

4.
Interstate's Joint Venture with the Investor Group (approved by Interstate's stockholders in 2000) constitutes a strong basis for future growth. However, the full potential of this relationship has yet to be realized due to management's caution in response to declining economic conditions in the hotel industry during 2001, especially after the tragic events of September 11 and the resulting effect on the hotel industry. Although the Joint Venture has not purchased any hotel properties, the relationship with the Investor Group has led to three third-party management agreements, from which Interstate anticipates receiving in excess of $1.4 million in revenues in 2002.

5.
Interstate has a strong and experienced management team, with its executive officers averaging 27 years of experience in the hospitality industry and averaging 15 years with Interstate, and an excellent reputation for successfully managing upper upscale and upscale hotel properties (each as defined by Smith Travel Research, and, collectively, "upscale hotel properties") for well recognized institutional owners of hotel properties.

6.
Interstate's management team has repeatedly demonstrated its ability to operate hotels effectively in various economic cycles, particularly during downturns in the hotel industry when Interstate has adapted its operational strategies to reduce expenses while improving quality.

7.
Since the Spin-Off, Interstate has been successful in establishing new long-term relationships with institutions, including two major hospitality real estate investment trusts.

8.
Interstate has demonstrated success in developing its international hotel management portfolio. It manages three successful upscale hotel properties in Moscow. In addition, Interstate has signed management agreements for upscale hotel properties under development in Praia del Rey, Portugal, St. Petersburg, Russia and Vilnius, Lithuania. According to the Schedule TO, Offeror's management portfolio does not include any international hotel properties.

9.
Strategic initiatives (in addition to the Joint Venture) have positioned Interstate for future growth. These initiatives include Interstate's redemption of substantially all of Wyndham's 55% non-voting economic interest and Interstate's transfer of 75 hotel operating leases to Equity Inns, Inc. with Interstate retaining 54 of those hotels under new management agreements.

Risks If Partial Offer Is Consummated

        Because the Offer is being made for only a portion of Interstate's publicly-held Shares, approximately 49% of those Shares will continue to be held by public stockholders other than Offeror and its affiliates if the Offer is consummated. If more Shares are tendered than Offeror has offered to purchase, then Offeror will accept tendered Shares on a pro rata basis, meaning that stockholders will retain some of their Shares even if they tendered all of their Shares in the Offer. Offeror has said that, if the Offer is successful, Offeror will try to exert influence and control over the management and affairs of Interstate. As the owner of a majority of the Shares, Offeror would be able to elect all Class A directors standing for election after the Offer is consummated. Therefore, the details of Offeror's objectives and strategies for Interstate and Offeror's ability to put such objectives into effect, as well as Offeror's reputation in the industry, are relevant to each of Interstate's stockholders.

        The value of the remaining publicly-held Shares if the Offer is successful would be, in the judgment of the Special Committee and the Board, adversely affected and subject to a high degree of uncertainty due to a number of factors, of which the following are believed the to be most significant:

1.
Offeror has announced its intention to seek the replacement of the chief executive officer and chief financial officer of Interstate and to evaluate other key managers of Interstate in light of their compensation levels. Interstate's present management maintains a strong reputation in the hotel industry. Offeror has proposed replacements who lack significant experience in operating successfully in Interstate's segment of the domestic and international hotel management business or governing publicly-held companies. This lack of experience is reflected in Offeror's failure to provide Offer materials to mail to Interstate's stockholders for almost a month after announcing its intention to make the Offer.

2.
A substantial number of Interstate's management agreements with hotel owners are terminable by the owners on a short-term basis. A significant number of such agreements may be terminated if the Offer is consummated and Offeror is sucessful in one or more of its announced intentions to exert influence and control over the management and affairs of Interstate, replace management, and/or transfer the agreements to a joint venture with Offeror. Interstate has had conversations with four major clients for which Interstate currently manages 13 hotels and from which Interstate anticipates receiving in excess of $4.9 million in revenues in 2002, who have each indicated that such agreements will be terminated if Offeror assumes control of Interstate's management and affairs (as described above). One major client for which Interstate currently manages over 50 hotels indicated that it will not renew any existing management agreements with Interstate as they expire if Offeror assumes control of Interstate's management and affairs (as described above). In addition, based on discussions with the owners of other hotels managed by Interstate and recent negotiations for new management agreements with hotel owners, Interstate's management believes that the owners of a substantial number of such hotels do not wish Interstate's management and affairs to be controlled by Offeror. Hotel owner reactions, as described above, could result in a substantial loss of revenue to Interstate.

3.
The contractual arrangements with the Investor Group would give that group the right to require the redemption of the Notes and Series B Preferred Stock held by the Investor Group's members for an aggregate redemption price of $30.0 million if the Offer is consummated. If the Investor Group were to exercise that right, the Joint Venture would terminate and Interstate would be required, Interstate's management believes, to seek other sources of liquidity for growth and working capital.

4.
The hotel management operations of Interstate and Offeror are substantially different in scale and substance. As disclosed in the Schedule TO, Offeror owns or manages only 22 hotels with 3,806 rooms, of which only eight are upscale hotel properties. As of March 31, 2002, Interstate managed 135 hotels with 28,480 rooms under 25 different brand names, of which 66 are upscale hotel properties. As set forth in the Schedule TO, Offeror owns or manages hotels under only 10 different brand names. Finally, Interstate manages hotels in 20 of the top 25 U.S. lodging markets (according to the rankings of lodging markets set forth in Smith Travel Research's Monthly Publication "Lodging Outlook" for April 2002), including each of the top five U.S. lodging markets set forth in that report: New York, Orlando, Washington D.C., Los Angeles and Chicago, while Offeror does not own or manage hotels in any of these lodging markets.

5.
A significant amount of Interstate's growth stems from its strong relationships with institutional hotel owners. Offeror's announced intentions and lack of relationships with Interstate's existing institutional hotel owners could limit or impair Offeror's ability to promote the future growth of Interstate.

6.
The owners of upscale hotel properties require management resources such as those provided by Interstate to meet high service standards. Offeror has disclosed its intention to attempt to effect cost reductions in addition to those implemented by Interstate's present management. If implemented, the impact of further cost reductions may lower occupancy rates due to dissatisfied guests, which would decrease Interstate's revenues and cause significant contract terminations by owners of Interstate-managed hotels.

7.
Offeror experienced a substantial reduction in the number of hotels that it owns or manages from 53 at the end of 2000 to 22 at the end of 2001.

8.
Interstate's $40 million bank credit facility (the "Credit Facility") is subject to termination if the Offer is consummated and Offeror is successful in its announced objective of causing the sale by the Investor Group of its Series B Preferred Stock.

9.
Offeror has previously proposed and reaffirmed to Interstate Offeror's plans to cause Interstate's hotel management agreements and Offeror's hotel management agreements to be contributed to a joint venture, with Interstate and Offeror's ownership of the joint venture to depend upon the value of the agreements so contributed. Offeror has also proposed that its ownership interests in the joint venture would be convertible into Shares at a price of $3.00 per Share. The possibility of such a joint venture raised numerous serious questions including:

•
the valuation of the agreements to be contributed and the returns on such contributions;

•
the governance of the joint venture, including the need for the protection of Interstate's public stockholders against self-dealing by Offeror; and

•
the dilution to be suffered by Interstate public stockholders upon the conversion of Offeror's interest.

        In contrast to what Offeror has previously proposed, Offeror's current Offer documentation describes that it seeks to encourage a "business relationship" involving the "combination of the long-term management agreements" of both Interstate and Offeror under the direction of Offeror's chief executive officer and chief financial officer. Despite Offeror's current assurances regarding independent appraisals and approval by Interstate's disinterested directors, Interstate is unsure about the impact of such an intertwined effort on Interstate's future growth and profitability.

10.
Offeror has failed to disclose adequate financial information (including any audited financial statements) regarding itself or its affiliates. Without such information, it is difficult to judge, among other things:

•
Offeror's results of operations in the third-party management business and in investing in hotel real estate;

  •
  Offeror's possible motivations for engaging in self-dealing transactions (such as the joint venture described in the preceding item) in order to improve its financial condition and results; or

  •
  Offeror's ability to provide financing for growth or working capital, particularly if the Credit Facility were to be cancelled or the Investor Group were to require redemption of the Notes and Series B Preferred Stock held by it.

11.
As described above under "Background of the Offer," Offeror provided Interstate's management with only a limited amount of unaudited financial information. Such information appears to reflect for 2001 revenues of approximately $78.8 million and pre-tax income of approximately $0.3 million, which includes a gain of approximately $3.8 million, which Interstate's management presumes to be a one-time gain, and a pre-tax operating loss of approximately $3.5 million.

12.
The success of the Offer would reduce the liquidity in the public markets, if any, for the remaining Shares not owned by Offeror.

13.
With Offeror owning a majority of the Shares, the public stockholders of Interstate would effectively lose any control over the governance of Interstate, including their ability to elect five of Interstate's directors.

        In addition, significant uncertainties and contingencies are associated with the conditions to the Offer, including the condition that the Rights Agreement becomes inapplicable to the Offeror and the Offer, which requires the consent of the Investor Group. Interstate put in place its Rights Agreement with the aim of maximizing stockholder value for all stockholders, in part by preventing third parties from using inherently coercive takeover tactics including front-end loaded offers and partial tender offers such as the Offer.

        In light of the above factors, the Special Committee and the Board each determined that the Offer is not in the best interests of Interstate and Interstate's public stockholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT INTERSTATE'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

        Intent to Tender.    To the knowledge of Interstate after reasonable inquiry, the executive officers, directors and affiliates of Interstate do not intend to tender in the Offer the Shares that are held of record or beneficially owned by them.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

        Interstate, at the request of the Special Committee, retained Merrill Lynch as the Special Committee's independent financial advisor in connection with its analysis and consideration of, and responses to, the Offer. Pursuant to the terms of Merrill Lynch's engagement, Interstate has agreed to pay Merrill Lynch customary financial advisory fees up to $750,000, depending on the services rendered. Interstate has agreed to reimburse Merrill Lynch for reasonable travel and other expenses, including reasonable fees and expenses of its legal counsel, not to exceed $25,000, and to indemnify Merrill Lynch and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Merrill Lynch's engagement. Merrill Lynch and its affiliates in the past have provided services to Interstate unrelated to the Offer, for which services Merrill Lynch and its affiliates have received compensation. In the ordinary course of business, Merrill Lynch and its affiliates may actively trade or hold the securities of Interstate for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Interstate has retained MacKenzie Partners, Inc. ("MacKenzie") to assist in connection with Interstate's communications with its stockholders with respect to the Offer. MacKenzie will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. Interstate has agreed to indemnify MacKenzie against certain liabilities arising out of or in connection with the engagement.

        Interstate has retained Abernathy MacGregor Group Inc. ("Abernathy") as its public relations advisor in connection with the Offer. Abernathy will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection with the engagement.

        None of the Special Committee, Interstate nor any person acting on their behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders of Interstate on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company

        Certain directors and executive officers of Interstate beneficially own Shares. See the information set forth on Annex A, which is attached hereto and incorporated by reference herein.

        No transactions in the Shares have been effected during the past 60 days by Interstate or, to the knowledge of Interstate after reasonable inquiry, by any executive officer, director or affiliate of Interstate.

Item 7. Purposes of the Transaction and Plans or Proposals

        In late March and in early April, Interstate received unsolicited phone calls from several parties making preliminary and informal inquiries about Interstate's interest in pursuing discussions about alternative transactions. In addition, since summer 2001, Interstate has been engaged from time to time in discussions with a third party regarding a possible business combination, which discussions are continuing.

        Except as set forth in this Schedule 14D-9, Interstate is not currently undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of Interstate's securities by Interstate, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Interstate or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of Interstate or any of its subsidiaries, or (d) any material change in the present dividend policy, indebtedness or capitalization of Interstate.

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

        Antitrust.    The acquisition by Offeror of the Shares is exempt from the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        State Anti-Takeover Statutes.    Under the Maryland General Corporation Law, as amended (the "MGCL"), certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be approved by two super-majority stockholder votes unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its common stock. However, pursuant to the statute, Interstate has exempted itself from the statute and, consequently, the five-year prohibition and the super-majority vote requirements described above will not apply to any business combination with Interstate.

        The MGCL also provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders, to be held within 50 days of the demand, to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

        The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

        The Bylaws of Interstate contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of Interstate's shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

        Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (a) a staggered board, (b) a two-thirds vote requirement for removing a director, (c) a requirement that the number of directors be fixed only by vote of the directors, (d) a requirement that a vacancy on the board be filled only by the remaining directors for the remainder of the full term of the class of directors in which the vacancy occurred and (e) a majority requirement for the calling of a special meeting of stockholders. Currently Interstate's Charter provides for (a) a classified Board and (b) a 75% vote requirement for the removal of a director. In addition, Interstate's Bylaws (i) provide that the Board may fill any vacancy other than a vacancy caused by the removal of a director and (ii) require, unless called by the Board, the request of a majority of stockholders to call a special meeting.

        Rights Agreement.    The Rights Plan described below is designed in part to protect Interstate's stockholders against tender offers which are unfair or involve unequal treatment of stockholders. Offeror's obligation to purchase any Shares tendered is subject to the condition that the Rights become inapplicable to the Offer. Offeror has stated that, unless Interstate's Board makes the Rights inapplicable to the Offer, Offeror would suffer "unacceptable dilution" if it consummates the Offer. For the reasons set forth above under "Item 4. The Solicitation or Recommendation—Reasons for the Recommendation," the Board has not taken any action to make the Rights inapplicable to the Offer nor does it intend to do so under present circumstances.

        On July 8, 1999, Interstate entered into the Rights Agreement and issued, as a dividend, one Right for each outstanding share of Interstate's common stock. Each Right entitles its holder to purchase under certain circumstances one one-thousandth of a share of Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of Interstate. Under the Rights Agreement, the Rights generally will not become exercisable until the earlier of (a) the close of business on the tenth calendar day after a public announcement or disclosure that a person, entity or group has acquired beneficial ownership of 10% or more of Interstate's common stock (a person, entity or group that acquires beneficial ownership in excess of the 10% threshold is called an "acquiring person"), or (b) the close of business on the tenth business day (or a later calendar day, if any, as the Board may determine) after a person, entity or group begins a tender or exchange offer, which if completed would result in that person, entity or group becoming an acquiring person. The date on which the Rights become exercisable is called the "distribution date."

        As a result of the commencement of the Offer by Offeror, the distribution date would have occurred on April 25, 2002, absent action by the Board to defer the distribution date. On April 15, 2002, the Board determined in good faith that, for purposes of the Offer, the distribution date be deferred. Accordingly, the Board resolved that, for purposes of the Offer, the distribution date would be deferred to a later calendar day as determined by the Board by subsequent resolution.

        After a person, entity or group becomes an acquiring person, all holders of Rights, except the acquiring person, may exercise the Rights upon payment of the purchase price, which is currently $33.00 per Right, to purchase Preferred Stock (or other securities or assets as determined by the Board) with a market value of two times the purchase price. Thereafter, if Interstate is acquired in a merger or similar transaction, all holders of Rights, except the acquiring person, may exercise the Rights upon payment of the purchase price, to purchase shares of the acquiring corporation with a market value of two times the purchase price.

        At any time before a person, entity or group becomes an acquiring person, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. At any time after a person, entity or group becomes an acquiring person, but before an acquiring person owns 50% or more of Interstate's outstanding common stock, the Board may exchange each Right (except for Rights held by any acquiring person) for one Share (or a greater number of Shares as set forth in the Rights Agreement) or an equivalent security. The Rights will expire on July 7, 2009 if they have not been previously exercised, exchanged or redeemed.

        On August 28, 2000, the Rights Agreement was amended to make certain provisions of the Rights Agreement inapplicable to the Investor Group transaction. In addition, in connection with the Investor Group transaction Interstate agreed not to redeem the Rights or amend the Rights Agreement to render it inapplicable to any person that would otherwise be an acquiring person, without the consent of the Investor Group, unless such redemption or amendment is (a) done to permit certain transactions contemplated by the Investor Group transaction, (b) done in connection with a transaction approved by a unanimous vote of the Board members present and voting (including a majority of the Investor Directors) or (c) reasonably determined by the Board to be required by law or the requirements of a national securities exchange.

        The description set forth above does not purport to be complete and is qualified in its entirety by reference to the specific provisions of the Rights Agreement and the amendment to the Rights Agreement, filed as Exhibits (e)(18) and (e)(19), respectively, to this Schedule 14D-9 and incorporated herein by reference, (b) the Investor Agreement, filed as Exhibit (e)13 to this Schedule 14D-9 and incorporated herein by reference and (c) the Series B Articles, filed as Exhibit (e)(17) to this Schedule 14D-9 and incorporated herein by reference.

        Accounting Treatment of Cash.    Offeror has questioned the manner in which $25.0 million of cash is carried on Interstate's audited balance sheet. Interstate's management has reviewed this treatment with Interstate's independent public accountants, PricewaterhouseCoopers, LLP, and the Board, and believes that the continued balance sheet classification of that $25.0 million as current assets is entirely appropriate in accordance with GAAP and federal securities laws.

        The Worldgate Transaction.    Offeror has also made various allegations about Interstate's equity investment in the Worldgate hotel in Kissimmee, Florida (near Orlando) in which certain Investor Group members have financial interests. Due to the impact on the Worldgate hotel of declining hotel industry conditions in the Orlando area, Interstate wrote off its remaining $3.0 million Worldgate investment in the third quarter of 2001. Further details regarding the Worldgate investment and write-off are set forth in Interstate's quarterly report on Form 10-Q for the quarterly period ended September 30, 2001 and Annex A hereto.

        The Investor Group transaction and the Worldgate investment were independently considered and approved by Interstate on their respective merits at different times and were not conditioned on each other. The principal motivation for Interstate's Worldgate investment was the belief that the restructuring and rebranding of that hotel under the "Renaissance" name, a Marriott brand name, would positively affect the hotel's operations and financial performance. Marriott had no prior relationship to the Worldgate hotel, but made a substantial subordinated debt investment in that project at the same time Interstate made its investment. Interstate obtained a long-term management agreement on the Worldgate hotel as part of its investment.

        The Investor Group transaction was formally approved in principle on a unanimous basis by Interstate's Board on March 8, 2000. Interstate entered into definitive documentation for the Investor Group transaction on August 31, 2000, which documentation contained no condition based on (or other reference to) the Worldgate investment. Interstate closed the Investor Group transaction on October 20, 2000, after receiving the approval of its stockholders. No representatives of the Investor Group were members of Interstate's Board until after that closing. The Worldgate investment was formally approved in principle on a unanimous basis by Interstate's Board on July 7, 2000. Interstate entered into definitive documentation for the Worldgate investment on October 20, 2000 when that transaction was closed.

        Appraisal Rights.    Under the MGCL, Interstate stockholders do not have appraisal rights in connection with the Offer.

Item 9. Exhibits

(a)(1)	Letter to Stockholders of Interstate from Thomas F. Hewitt, dated April 24, 2002*
(a)(2)	Press release issued by Interstate on April 24, 2002
(e)(1)	Interstate Hotels Corporation 1999 Equity Incentive Plan(1)
(e)(2)	Voting Agreement, dated as of June 18, 1999, by and among Interstate and the identified stockholders of Interstate(1)
(e)(3)	Amended and Restated Employment Agreement, dated as of March 1, 2002, by and between Interstate and Henry L. Ciaffone

(e)(4)	Form of Standard Stock Option Agreement(1)
(e)(5)	Form of Stock Option Agreement for certain employees with employment agreements(1)
(e)(6)	Interstate Hotels Corporation Employee Stock Purchase Plan(1)
(e)(7)	Securities Purchase Agreement, dated as of August 31, 2000, by and among Interstate and CGLH Partners I LP and CGLH Partners II LP(2)
(e)(8)	Amended and Restated Employment Agreement, dated as of August 31, 2000, by and between Interstate and Kevin P. Kilkeary(3)
(e)(9)	Amended and Restated Employment Agreement, dated as of August 31, 2000, by and between Interstate and J. William Richardson(4)
(e)(10)	Amended and Restated Employment Agreement, dated as of February 12, 2002, by and between Interstate and Thomas F. Hewitt
(e)(11)	Stockholders Agreement, dated as of August 31, 2000, by and among Thomas F. Hewitt, J. William Richardson and Kevin P. Kilkeary, as stockholders, and CGLH Partners I LP and CGLH Partners II LP(4)
(e)(12)	Form of 8.75% Subordinated Convertible Note due 2007(2)
(e)(13)	Form of Investor Agreement by and among Interstate and CGLH Partners I LP and CGLH Partners II LP(2)
(e)(14)	Form of Registration Rights Agreement by and among Interstate and CGLH Partners I LP and CGLH Partners II LP(4)
(e)(15)	Form of Agreement of Limited Partnership of CGLH-IHC Fund I, L.P. by and among CGLH Partners III LP, as managing general partner, Interstate Investment Corporation, as general partner, and CGLH Partners IV LP, Interstate Property Partnership, L.P., J. William Richardson and Thomas F. Hewitt, as limited partners(4)
(e)(16)	Employment Agreement, dated as of September 19, 2001, by and between Interstate and Charles R. Tomb(5)
(e)(17)	Form of Articles Supplementary to the Charter of the Company Designating the Series B Convertible Preferred Stock(2)
(e)(18)	Shareholder Rights Agreement, dated as of July 8, 1999, by and between the Company and American Stock Transfer and Trust Company, as Rights Agent(6)
(e)(19)	Amendment No. 1, effective as of August 31, 2000, to the Rights Agreement, dated as of July 8, 1999, by and between the Company and American Stock Transfer and Trust Company(4)
(g)	Not applicable

*
included with materials sent to stockholders
(1)
Filed previously as an exhibit to Interstate's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999, and incorporated herein by reference.
(2)
Filed previously as an appendix to Interstate's Proxy Statement on Schedule 14A for Special Meeting of Stockholders, dated September 15, 2000, and incorporated herein by reference.
(3)
Filed previously as an exhibit to Interstate's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, and incorporated herein by reference.
(4)
Filed previously as an exhibit to Interstate's Current Report on Form 8-K, dated August 31, 2000, and incorporated herein by reference.
(5)
Filed previously as an exhibit to Interstate's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, and incorporated herein by reference.
(6)
Filed previously as an exhibit to Interstate's Current Report on Form 8-K, dated July 8, 1999, and incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2002.
INTERSTATE HOTELS CORPORATION
	By:	/s/ J. WILLIAM RICHARDSON
J. William Richardson Vice Chairman, Chief Financial Officer and Director

EXHIBIT INDEX

(a)(1)	Letter to Stockholders of Interstate from Thomas F. Hewitt, dated April 24, 2002*
(a)(2)	Press release issued by Interstate on April 24, 2002
(e)(1)	Interstate Hotels Corporation 1999 Equity Incentive Plan(1)
(e)(2)	Voting Agreement, dated as of June 18, 1999, by and among Interstate and the identified stockholders of Interstate(1)
(e)(3)	Amended and Restated Employment Agreement, dated as of March 1, 2002, by and between Interstate and Henry L. Ciaffone
(e)(4)	Form of Standard Stock Option Agreement(1)
(e)(5)	Form of Stock Option Agreement for certain employees with employment agreements(1)
(e)(6)	Interstate Hotels Corporation Employee Stock Purchase Plan(1)
(e)(7)	Securities Purchase Agreement, dated as of August 31, 2000, by and among Interstate and CGLH Partners I LP and CGLH Partners II LP(2)
(e)(8)	Amended and Restated Employment Agreement, dated as of August 31, 2000, by and between Interstate and Kevin P. Kilkeary(3)
(e)(9)	Amended and Restated Employment Agreement, dated as of August 31, 2000, by and between Interstate and J. William Richardson(4)
(e)(10)	Amended and Restated Employment Agreement, dated as of February 12, 2002, by and between Interstate and Thomas F. Hewitt
(e)(11)	Stockholders Agreement, dated as of August 31, 2000, by and among Thomas F. Hewitt, J. William Richardson and Kevin P. Kilkeary, as stockholders, and CGLH Partners I LP and CGLH Partners II LP(4)
(e)(12)	Form of 8.75% Subordinated Convertible Note due 2007(2)
(e)(13)	Form of Investor Agreement by and among Interstate and CGLH Partners I LP and CGLH Partners II LP(2)
(e)(14)	Form of Registration Rights Agreement by and among Interstate and CGLH Partners I LP and CGLH Partners II LP(4)
(e)(15)
Form of Agreement of Limited Partnership of CGLH-IHC Fund I, L.P. by and among CGLH Partners III LP, as managing general partner, Interstate Investment Corporation, as general partner, and CGLH Partners IV LP, Interstate Property Partnership, L.P., J. William Richardson and Thomas F. Hewitt, as limited partners(4)
(e)(16)	Employment Agreement, dated as of September 19, 2001, by and between Interstate and Charles R. Tomb(5)
(e)(17)	Form of Articles Supplementary to the Charter of the Company Designating the Series B Convertible Preferred Stock(2)

(e)(18)	Shareholder Rights Agreement, dated as of July 8, 1999, by and between the Company and American Stock Transfer and Trust Company, as Rights Agent(6)
(e)(19)	Amendment No. 1, effective as of August 31, 2000, to the Rights Agreement, dated as of July 8, 1999, by and between the Company and American Stock Transfer and Trust Company(4)
(g)	Not applicable

*
included with materials sent to stockholders

(1)
Filed previously as an exhibit to Interstate's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999, and incorporated herein by reference.

(2)
Filed previously as an appendix to Interstate's Proxy Statement on Schedule 14A for Special Meeting of Stockholders, dated September 15, 2000, and incorporated herein by reference.

(3)
Filed previously as an exhibit to Interstate's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, and incorporated herein by reference.

(4)
Filed previously as an exhibit to Interstate's Current Report on Form 8-K, dated August 31, 2000, and incorporated herein by reference.

(5)
Filed previously as an exhibit to Interstate's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, and incorporated herein by reference.

(6)
Filed previously as an exhibit to Interstate's Current Report on Form 8-K, dated July 8, 1999, and incorporated herein by reference.

ANNEX A

        The descriptions set forth below of certain material agreements, arrangements or understandings between Interstate or its affiliates and any of its executive officers, directors or affiliates are qualified in their entirety by reference to the specific provisions of the agreements, filed as Exhibits (e)(1) through (e)(17) to this Schedule 14D-9 and incorporated herein by this reference.

INTERESTS OF INTERSTATE'S DIRECTORS AND EXECUTIVE OFFICERS.

        The following table sets forth certain information regarding the compensation paid to Thomas F. Hewitt, who is Interstate's Chairman of the Board and Chief Executive Officer, and each of the four other most highly compensated executive officers of Interstate in 2001 (collectively, the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation		Restricted Stock Awards			Securities Underlying Options		LTIP Payouts
Thomas F. Hewitt(1) Chairman of the Board and Chief Executive Officer	2001 2000 1999	$390,000 400,000 338,462	$500,000 680,000 450,000	$142,355 71,446 113,549	(2) (4) (6)	$	— 1,000,000 591,230	(5) (7)	— — 225,000	(8)	$31,200 32,000 27,077	(3) (3) (3)
J. William Richardson Vice Chairman and Chief Financial Officer	2001 2000 1999	316,875 325,000 303,654	300,000 552,500 400,000	173,605 124,900 59,512	(9) (10) (12)		— 750,000 487,500	(11) (13)	— — 175,000	(8)	25,350 26,000 24,292	(3) (3) (3)
Kevin P. Kilkeary President and Chief Operating Officer	2001 2000 1999	292,500 300,000 287,788	250,000 446,250 325,000	370,034 73,490 6,700	(14) (15) (17)		— 500,000 —	(16)	— — 150,000	(8)	23,400 24,000 23,023	(3) (3) (3)
Henry L. Ciaffone Senior Executive Vice President, International Operations and Development	2001 2000 1999	222,187 262,159 237,404	200,000 225,000 200,000	124,541 182,947 101,804	(18) (20) (21)		— — —		30,000 50,000 50,000	(19) (19) (19)	17,775 18,000 17,515	(3) (3) (3)
Charles R. Tomb Senior Vice President, Development and Acquisitions	2001 2000 1999	192,442 200,000 195,885	90,000 215,000 150,000	162,353 169,830 149,312	(22) (23) (24)		— — —		21,000 35,000 35,000	(19) (19) (19)	15,395 16,000 15,671	(3) (3) (3)

(1)
Mr. Hewitt became the Chairman of the Board and Chief Executive Officer in March 1999. Mr. Hewitt's 1999 compensation is for the period from March 1, 1999 through December 31, 1999.

(2)
Consists of dividends earned on Series B Preferred Stock of $87,500, compensation for services as a director of Interstate's subsidiary, Northridge Insurance Company ("Northridge"), of $25,000, imputed interest on a loan by Interstate of $18,480, a car allowance of $9,000 and miscellaneous expense reimbursements of $2,375.

(3)
Consists entirely of compensation under Interstate's Executive Retirement Plan.

(4)
Consists of dividends earned on Series B Preferred Stock of $17,500, compensation for services as a director of Northridge of $25,000, imputed interest on a loan by Interstate of $18,480, a car allowance of $9,000 and miscellaneous expense reimbursements of $1,466.

(5)
Consists of 100,000 shares of Interstate's Series B Preferred Stock issued in connection with the Investor Group transaction. The Series B Preferred Stock pays dividends at 8.75% per annum. These shares are convertible into Shares at $4.00 per Share, subject to forfeiture restrictions during the three-year period ending on October 16, 2003, and are redeemable for $10.00 per share.

(6)
Consists of a reimbursement of costs for relocation of $89,730, imputed interest on a loan by Interstate of $15,400, a car allowance of $7,615 and miscellaneous expense reimbursements of $804.

(7)
Consists of 181,917 restricted Shares granted on October 1, 1999 and valued at $3.25 per Share. The restricted Shares originally vested over the four-year period commencing on March 1, 2000, at the rate of $147,807 per year. In connection with the Investor Group transaction, all previously unvested restricted Shares became fully vested on October 20, 2000.

(8)
Consists of Shares underlying stock options granted under Interstate's Equity Incentive Plan, with an exercise price of $4.50 per Share. These options were cancelled in connection with the Investor Group transaction in 2000.

(9)
Consists of dividends earned on Series B Preferred Stock of $65,625, compensation for services as a director of Northridge of $25,000, amortization of loan forgiveness of $70,804 and imputed interest on a loan by Interstate of $12,176.

(10)
Consists of dividends earned on Series B Preferred Stock of $13,125, compensation for services as a director of Northridge of $25,000, amortization of loan forgiveness of $70,804 and imputed interest on a loan by Interstate of $15,971.

(11)
Consists of 75,000 shares of Interstate's Series B Preferred Stock issued in connection with the Investor Group transaction. The Series B Preferred Stock pays dividends at 8.75% per annum. These shares are convertible into Shares at $4.00 per Share, subject to forfeiture restrictions during the three-year period ending on October 16, 2003, and are redeemable for $10.00 per share.

(12)
Consists of compensation for services as a director of Northridge of $25,000, amortization of loan forgiveness of $23,601 and imputed interest on a loan by Interstate of $10,911.

(13)
Consists of 150,000 restricted Shares granted on October 1, 1999 and valued at $3.25 per Share. The restricted Shares originally vested over the three-year period commencing on June 17, 2000, at the rate of $162,500 per year. In connection with the Investor Group transaction, all previously unvested restricted Shares became fully vested on October 20, 2000.

(14)
Consists of dividends earned on Series B Preferred Stock of $43,750, amortization of loan forgiveness of $291,667 and imputed interest on loans by Interstate of $34,617.

(15)
Consists of dividends earned on Series B Preferred Stock of $8,750, amortization of loan forgiveness of $50,000 and imputed interest on a loan by Interstate of $14,740.

(16)
Consists of 50,000 shares of Interstate's Series B Preferred Stock issued in connection with the Investor Group transaction on October 20, 2000. The Series B Preferred Stock pays dividends at 8.75% per annum. These shares are convertible into Shares at $4.00 per Share, subject to forfeiture restrictions during the three-year period ending on October 16, 2003, and are redeemable for $10.00 per share.

(17)
Consists entirely of imputed interest on a loan by Interstate.

(18)
Consists of a housing allowance of $59,261, a cost of living allowance of $48,837 and a car allowance of $16,443.

(19)
Consists of Shares underlying options granted under Interstate's Equity Incentive Plan, with an exercise price of $2.00 per Share for 2001 and an exercise price of $4.50 per Share for 2000 and 1999, prior to the repricing of stock options in 2001 as described below.

(20)
Consists of a housing allowance of $98,110, a cost of living allowance of $48,837, a car allowance of $16,443 and miscellaneous expense reimbursements of $19,557.

(21)
Consists of a housing allowance of $61,130, a cost of living allowance of $30,429 and a car allowance of $10,245.

(22)
Consists of amortization of loan forgiveness of $149,543, imputed interest on a loan by Interstate of $4,050 and a car allowance of $8,760.

(23)
Consists of amortization of loan forgiveness of $149,543, imputed interest on a loan by Interstate of $11,527 and a car allowance of $8,760.

(24)
Consists of amortization of loan forgiveness of $74,771, a reimbursement of costs for relocation of $44,752, imputed interest on a loan by Interstate of $21,029 and a car allowance of $8,760.

Treatment of Interstate Stock Options.

        The following table sets forth information regarding the values of the options held by the Named Executive Officers at December 31, 2001.

OPTION VALUES AT DECEMBER 31, 2001

	Number of Securities Underlying Unexercised Options at December 31, 2001(1)		Value of Unexercised In-the-Money Options at December 31, 2001(1)(2)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas F. Hewitt	—	—	$—	$—
J. William Richardson	—	—	$—	$—
Kevin P. Kilkeary	—	—	$—	$—
Henry L. Ciaffone	20,000	10,000	$—	$—
Charles R. Tomb	14,000	7,000	$—	$—

(1)
The stock options held by Messrs. Hewitt, Richardson and Kilkeary were cancelled as part of their amended and restated employment agreements entered into in connection with the Investor Group transaction.

(2)
The last sale price as reported on the Nasdaq SmallCap Market on December 31, 2001 was $1.42, which was below the then current option exercise price of $2.00.

Repricing of Stock Options

        Effective February 26, 2001, the Board approved the repricing of all outstanding stock options to purchase Shares. Under the terms of the repricing, each optionee was given the right to elect to keep their original stock options at the stated exercise price of $4.50, or to return 40% of their original stock options and retain the 60% remaining stock options with a new exercise price of $2.00. The Board approved the repricing of the options to provide an incentive to current employees and officers of Interstate for their continued employment. As a result of the repricing, an aggregate of 939,500 stock options were cancelled and replaced with 563,700 stock options at an exercise price of $2.00. All of the stock options repriced originally contained exercise prices that were significantly higher than the market price.

        The following table sets forth information as to the repricing of stock options for each of the Named Executive Officers:

Name	Repricing Date	Number of Securities Underlying Options Repriced	Market Price of Stock at Time of Repricing	Exercise Price at Time of Repricing	New Exercise Price	Length of Original Option Term Remaining at Date of Repricing
Thomas F. Hewitt	N/A	None	N/A	N/A	N/A	N/A
J. William Richardson	N/A	None	N/A	N/A	N/A	N/A
Kevin P. Kilkeary	N/A	None	N/A	N/A	N/A	N/A
Henry L. Ciaffone	2/26/01	50,000	$2.31	$4.50	$2.00	8 years, 5 months
Charles R. Tomb	2/26/01	35,000	$2.31	$4.50	$2.00	8 years, 5 months

Outstanding Options

        Pursuant to Interstate's 1999 Equity Incentive Plan, and as of March 31, 2002, Interstate has outstanding stock option grants to purchase an aggregate of 77,000 Shares at an exercise price of $4.50 per Share, 30,000 Shares at an exercise price of $2.25 per Share and an aggregate of 539,100 Shares at an exercise price of $2.00 per Share. Each of the options has a ten-year term and becomes exercisable as to one-third of the Shares covered thereby on each of the first three anniversaries of the date of grant so long as the holder thereof remains a full-time employee of Interstate, except that the options become immediately exercisable in the event of the holder's death, disability or termination of employment by Interstate for any reason other than cause (as defined in the plan) or in the event a change in control occurs, including an event in which any person or group becomes the beneficial owner of more than 50% of the outstanding securities of Interstate entitled generally to vote in the election of directors. Unexercised options terminate 30 calendar days after the holder's termination of employment by Interstate, except that such period is 180 days in the event of disability and 360 days in the event of death.

  Compensation Plans And Arrangements

        Management Bonus Plan.    Interstate has established a Management Bonus Plan under which all key management employees who are directly involved in Interstate's growth and success (other than Messrs. Hewitt, Richardson and Kilkeary, whose bonuses are to be determined pursuant to their employment agreements) are eligible to receive bonuses based upon the achievement of specified targets and goals for Interstate and the individual employee. Awards under the Management Bonus Plan are granted by the Compensation Committee of the Board (the "Compensation Committee") and range from zero to specified levels depending on the position of the individual. Currently, 99 corporate employees are eligible for awards under the Management Bonus Plan, with 96 of such employees eligible to receive a bonus ranging from 10% to 80% of their base salaries and three of such employees eligible to receive up to 125% of their base salaries.

        Executive Loans.    Pursuant to Mr. Hewitt's previous employment agreement, on March 1, 1999, Interstate loaned Mr. Hewitt $400,000, which is due on the earlier of June 18, 2005 or 30 days after the termination of his employment. If Mr. Hewitt's employment is terminated by Interstate for any reason other than cause, the loan will be forgiven. In addition, Interstate also loaned Mr. Hewitt $259,254 for payment of his income tax liabilities associated with a restricted stock grant in 1999. If, on the earlier of June 17, 2003 or the date Mr. Hewitt's employment is terminated other than for cause, the market value of the stock granted to Mr. Hewitt is less than $1.5 million, Interstate will forgive this loan in proportion to the amount by which the market value of the stock granted to Mr. Hewitt is less than $1.5 million.

        In 1998, Interstate loaned Mr. Richardson $354,018, which was forgiven, pursuant to his amended and restated employment agreement, once he remained with Interstate for at least 90 days following the Spin-Off. The loan forgiveness is being amortized over a 60-month period beginning on September 16, 1999, so long as his employment agreement remains in effect.

        Pursuant to Mr. Kilkeary's previous employment agreement, Interstate loaned Mr. Kilkeary $300,000, $50,000 of which was forgiven on June 17, 2000, $125,000 of which was forgiven on June 17, 2001, and the remaining balance of which will be forgiven on June 17, 2002, so long as his employment is not terminated by Interstate for cause or voluntarily by Mr. Kilkeary prior to such date. Also pursuant to his amended and restated employment agreement, on October 20, 2000, Interstate loaned Mr. Kilkeary $500,000, which will be forgiven over the three-year period commencing October 16, 2001 at the rate of $166,666 per year, so long as his employment is not terminated by Interstate without cause or voluntarily without good reason by Mr. Kilkeary prior to such dates.

        Pursuant to Mr. Ciaffone's employment agreement, Interstate loaned Mr. Ciaffone $500,000. This loan will be forgiven over the five-year period ending on March 1, 2007, at the rate of $100,000 per year, so long as his employment is not terminated by Interstate for cause or voluntarily terminated by Mr. Ciaffone, and Mr. Ciaffone does not breach his non-compete and confidentiality agreements.

        Pursuant to Mr. Tomb's employment agreement, Mr. Tomb received a loan of $373,857 from Interstate, which was an amount equal to 50% of the severance compensation he was entitled to receive under his severance agreement with Interstate prior to its merger with Wyndham on June 2, 1998 ("Old Interstate"). This loan amortized over a 30-month period beginning on June 18, 1999 and, as a result, was fully forgiven as of December 31, 2001. In addition, Interstate also loaned $238,000 to Mr. Tomb in 1998 to cover expenses incurred in his relocation to Pittsburgh, which loan was repaid in full.

        Executive Retirement Plan.    Each of the General Managers of Interstate's hotels who are employees of Interstate and other employees holding job classifications of Vice President or above, including the Named Executive Officers, are eligible to participate in Interstate's Executive Retirement Plan. The plan is intended to be a non-qualified and unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees. Actual participation in the plan is determined by the Board or the Compensation Committee.

        Interstate annually contributes 8.0% of each participant's base salary to the plan and may make discretionary contributions of up to an additional 5.0% of each participant's base salary. These discretionary contributions are based on Interstate's net increase in earnings per share in a given year. In addition, plan participants are eligible to designate a portion (to be specified by the Board or the Compensation Committee) of their annual cash bonus to be contributed to the plan.

        The funds contributed by Interstate or participants are held in a grantor trust established by Interstate. Unless the Board or the Compensation Committee determines that the amounts contributed to the plan on behalf of a participant are payable earlier, in general, a participant in the plan will receive his plan benefits one year after his retirement or termination of employment. Plan benefits are paid out in a lump sum and are deductible by Interstate and taxable to the plan participant as ordinary income upon receipt by the participant.

        Employee Stock Purchase Plan.    On January 11, 2001, the Compensation Committee of the Board authorized Interstate to terminate the Employee Stock Purchase Plan due to the depletion of the number of shares authorized for issuance under the plan and accordingly, Interstate terminated the plan effective February 12, 2001. The final allocation of 152,696 shares to the participants, valued at $214,982, occurred on February 12, 2001 for the purchase period ended December 31, 2000.

        Equity Incentive Plan.    Interstate's Equity Incentive Plan is designed to attract and retain qualified officers and other key employees. The Equity Incentive Plan authorizes the grant of:

  •
  options to purchase Shares;

  •
  restricted Shares;

  •
  unrestricted Shares; and

  •
  deferred Shares.

        The Compensation Committee of the Board administers the Equity Incentive Plan and determines to whom grants will be made and the terms and conditions thereof.

        The number of Shares that may be issued or transferred and covered by outstanding awards granted under the Equity Incentive Plan was initially 2,300,000 Shares. At December 31, 1999 and each June 30 and December 31 thereafter, an additional positive number equal to 20% of the additional Shares issued during that six-month period will be added to the total number of Shares subject to the plan. Officers, directors, key employees and consultants of Interstate and those of Interstate's subsidiaries may be selected to receive benefits under the Equity Incentive Plan. Pursuant to the amended and restated employment agreements of Messrs. Hewitt and Richardson entered into in connection with the Investor Group transaction, all 331,917 of the restricted Shares previously granted to Messrs. Hewitt and Richardson became fully vested on October 20, 2000. In addition, approximately 1,400,000 Shares are available for additional awards under the Equity Incentive Plan.

  Director Compensation

        Directors who are non-employee directors are paid an annual retainer of $15,000 plus $1,000 for each Board meeting or working session attended in person, as well as $500 for each Board meeting in which the director participates by telephone. In addition, members of directorate committees are paid $1,000 for each committee meeting attended in person on days on which the Board does not also meet, as well as $500 for each committee meeting in which the director participates by telephone.

  Employment And Change-In-Control Agreements

        Interstate has entered into an employment agreement with Mr. Hewitt pursuant to which:

  •
  He serves as Interstate's Chairman of the Board and Chief Executive Officer.

  •
  Mr. Hewitt is employed for a four-year term which began on February 12, 2002. In addition, on February 12, 2004 and every even-numbered anniversary thereafter, Mr. Hewitt's agreement will be automatically extended for two years, unless either party gives 90 days' prior written notice otherwise.

  •
  Mr. Hewitt was previously issued 181,917 restricted Shares. All previously unvested Shares vested on October 20, 2000, in connection with the Investor Group transaction, in exchange for his waiver of stock option rights and severance payments owed to him by Interstate under his previous employment agreement. In addition, Interstate also loaned Mr. Hewitt $259,254 for payment of his income tax liabilities associated with a restricted stock grant in 1999. If, on the earlier of June 17, 2003 or the date Mr. Hewitt's employment is terminated other than for cause, the market value of the stock granted to Mr. Hewitt is less than $1.5 million, Interstate will forgive this loan in proportion to the amount by which the market value of the stock granted to Mr. Hewitt is less than $1.5 million.

  •
  Additionally, Interstate loaned Mr. Hewitt $400,000 which is due on June 18, 2005 or 30 days after the termination of Mr. Hewitt's employment, whichever is earlier. If Mr. Hewitt's employment is terminated by Interstate for any reason other than for cause, the loan will be forgiven.

  •
  Mr. Hewitt was granted 100,000 shares of the Series B Preferred Stock (the "Hewitt Preferred Stock"), subject to the forfeiture restrictions described below, in connection with the Investor Group transaction, in exchange for his waiver of stock option rights and severance payments owed to him by Interstate under his previous employment agreement. In connection with the grant, Mr. Hewitt executed a Stockholders Agreement with the Investor Group which provides for certain rights and restrictions in connection with Mr. Hewitt's ownership.

  •
  Mr. Hewitt was also granted a 3% partnership interest as a limited partner (the "Hewitt JV Interest") in the Joint Venture formed with the Investor Group, in connection with the Investor Group transaction, in exchange for his waiver of stock option rights and severance payments owed to him by Interstate under his previous employment agreement.

  •
  Upon Mr. Hewitt's termination of employment, he will be entitled to receive:

  •
  his minimum bonus, if he resigns without good reason;

  •
  (1) his minimum bonus, an amount equal to the greater of (a) twice his base pay and the average of each of his annual performance bonuses during the term of his agreement (but in no event less than his minimum bonus) and (b) his base pay and the average of each of his annual performance bonuses during the term of his agreement (but in no event less than his minimum bonus) for the remainder of the term, (2) continuation for 24 months of his health and welfare benefits and (3) immediate vesting and nonforfeiture of the Hewitt Preferred Stock and the Hewitt JV Interest, if his employment is terminated by Interstate for any reason other than cause, or death or disability or if his employment is terminated voluntarily by Mr. Hewitt for good reason; and

  •
  his minimum bonus for the year of termination of his employment, his base pay and minimum bonus for a period of 12 months following the termination of his employment, and immediate vesting and nonforfeiture of the Hewitt Preferred Stock and the Hewitt JV Interest, if his employment is terminated as a result of his death or disability.

  •
  Upon Mr. Hewitt's termination of employment by Interstate for cause or voluntary termination by Mr. Hewitt without good reason,

  •
  prior to October 16, 2001, Mr. Hewitt would have forfeited the Hewitt Preferred Stock and the Hewitt JV Interest;

  •
  on or after October 16, 2001 but prior to October 16, 2002, Mr. Hewitt will forfeit two-thirds of the Hewitt Preferred Stock and the Hewitt JV Interest;

  •
  on or after October 16, 2002 but prior to October 16, 2003, Mr. Hewitt will forfeit one-third of the Hewitt Preferred Stock and the Hewitt JV Interest;

  •
  on or after October 16, 2003, Mr. Hewitt will not be subject to forfeiting either the Hewitt Preferred Stock or the Hewitt JV Interest.

  •
  Upon Mr. Hewitt's termination of employment for any reason, Interstate may purchase the vested Hewitt Preferred Stock, to the extent not subject to forfeiture, for its fair market value and the Joint Venture may purchase the vested Hewitt JV Interest for an amount which varies based on the reason for termination.

  •
  If Mr. Hewitt is taxed on "excess parachute payments" under the Internal Revenue Code as a result of a change in control of Interstate, Mr. Hewitt will be entitled to a gross-up payment.

  •
  Mr. Hewitt was previously entitled to certain payments on account of a change in control of Interstate. Under his amended and restated employment agreement, Mr. Hewitt is no longer entitled to these payments.

  •
  Mr. Hewitt has agreed to non-compete and non-solicitation provisions.

  •
  Mr. Hewitt is obligated to keep in strict confidence any trade secrets and confidential business and technical information of Interstate.

  •
  Mr. Hewitt is entitled to have his legal fees and related expenses paid by Interstate in connection with the interpretation, enforcement or defense of his rights under the employment agreement.

        Interstate has also entered into employment agreements with Mr. Richardson, Mr. Kilkeary, Mr. Ciaffone and Mr. Tomb.

        Pursuant to the terms of Mr. Richardson's employment agreement:

  •
  He serves as Interstate's Vice Chairman and Chief Financial Officer.

  •
  Mr. Richardson is employed for a three-year term which began on October 20, 2000. In addition, on October 20, 2002 and every anniversary thereafter, Mr. Richardson's agreement will be automatically extended for one year, unless either party gives 90 days' prior written notice otherwise.

  •
  Mr. Richardson was previously issued 150,000 restricted Shares. All previously unvested Shares vested on October 20, 2000, in connection with the Investor Group transaction, in exchange for his waiver of stock option rights and severance payments owed to him by Interstate under his previous employment agreement.

  •
  Interstate forgave a loan in the amount of $354,018 once Mr. Richardson had remained with Interstate for at least 90 days following Interstate's Spin-Off. The loan forgiveness is being amortized over a 60-month period beginning on September 16, 1999, so long as his employment agreement remains in effect.

  •
  Mr. Richardson was granted 75,000 shares of the Series B Preferred Stock (the "Richardson Preferred Stock"), subject to the forfeiture restrictions described below, in connection with the Investor Group transaction, in exchange for his waiver of stock option rights and severance payments owed to him by Interstate under his previous employment agreement. In connection with the grant, Mr. Richardson executed a Stockholders Agreement with the Investor Group which provides for certain rights and restrictions in connection with Mr. Richardson's ownership.

  •
  Mr. Richardson was also granted a 2.25% partnership interest in the Joint Venture as a limited partner (the "Richardson JV Interest"), in connection with the Investor Group transaction, in exchange for his waiver of stock option rights and severance payments owed to him by Interstate under his previous employment agreement.

  •
  Upon Mr. Richardson's termination of employment, he will be entitled to receive:

  •
  (1) the greater of (a) his salary and bonus for the year preceding termination and (b) his salary and bonus for the remainder of the term of the agreement, (2) the continuation of health and welfare benefits for one year following termination of employment and (3) immediate vesting and nonforfeiture of the Richardson Preferred Stock and the Richardson JV Interest, if his employment is terminated by Interstate for any reason other than cause, death or disability, or if his employment is terminated voluntarily by Mr. Richardson for good reason; and

  •
  his base pay for a period of 12 months following the termination of his employment, and immediate vesting and nonforfeiture of the Richardson Preferred Stock and the Richardson JV Interest, if his employment is terminated as a result of his death or disability.

  •
  Upon Mr. Richardson's termination of employment by Interstate for cause,

  •
  prior to October 16, 2001, Mr. Richardson would have forfeited the Richardson Preferred Stock and the Richardson JV Interest;

  •
  on or after October 16, 2001 but prior to October 16, 2002, Mr. Richardson will forfeit two-thirds of the Richardson Preferred Stock and the Richardson JV Interest;

  •
  on or after October 16, 2002 but prior to October 16, 2003, Mr. Richardson will forfeit one-third of the Richardson Preferred Stock and the Richardson JV Interest; and

  •
  on or after October 16, 2003, Mr. Richardson will not be subject to forfeiting the Richardson Preferred Stock or the Richardson JV Interest.

  •
  Upon the voluntary termination of Mr. Richardson's employment by Mr. Richardson without good reason during the nine-month period ended July 16, 2001, Mr. Richardson would have forfeited the Richardson Preferred Stock and the Richardson JV Interest.

  •
  Upon Mr. Richardson's termination of employment for any reason, Interstate may purchase the vested Richardson Preferred Stock, to the extent not subject to forfeiture, for its fair market value and the Joint Venture may purchase the vested Richardson JV Interest for an amount which varies based on the reason for termination.

  •
  If Mr. Richardson is taxed on "excess parachute payments" under the Internal Revenue Code as a result of a change in control of Interstate, Mr. Richardson will be entitled to a gross-up payment.

  •
  Mr. Richardson was previously entitled to certain payments on account of a change in control of Interstate. Under his amended and restated employment agreement, Mr. Richardson is no longer entitled to these payments.

  •
  Mr. Richardson has agreed to non-compete and non-solicitation provisions.

  •
  Mr. Richardson is obligated to keep in strict confidence any trade secrets and confidential business and technical information of Interstate.

  •
  Mr. Richardson is entitled to have his legal fees and related expenses paid by Interstate in connection with the interpretation, enforcement or defense of his rights under the employment agreement.

        Pursuant to the terms of Mr. Kilkeary's employment agreement:

  •
  He serves as Interstate's President and Chief Operating Officer.

  •
  Mr. Kilkeary is employed for a three-year term which began on October 20, 2000. In addition, on October 20, 2002 and every anniversary thereafter, Mr. Kilkeary's agreement will be automatically extended for one year, unless either party gives 90 days' prior written notice otherwise.

  •
  Pursuant to Mr. Kilkeary's previous employment agreement, Interstate loaned Mr. Kilkeary $300,000, $50,000 of which was forgiven on June 17, 2000, $125,000 of which was forgiven on June 17, 2001, and the remaining balance of which will be forgiven on June 17, 2002, so long as his employment is not terminated by Interstate for cause or voluntarily by him prior to such date.

  •
  On October 20, 2000 Interstate loaned Mr. Kilkeary $500,000, in connection with the Investor Group transaction, in exchange for his waiver of stock option rights and severance payments owed to him by Interstate under his previous employment agreement. This loan will be forgiven over the three-year period commencing on October 16, 2000, at the rate of $166,666 per year, so long as his employment is not terminated by Interstate for cause or voluntarily by Mr. Kilkeary without good reason or voluntarily by him prior to such dates.

  •
  Mr. Kilkeary was granted 50,000 shares of the Series B Preferred Stock (the "Kilkeary Preferred Stock"), subject to the forfeiture restrictions described below, in connection with the Investor Group transaction, in exchange for his waiver of stock option rights and severance payments owed to him by Interstate under his previous employment agreement. In connection with the grant, Mr. Kilkeary executed a Stockholders Agreement with Investor Group which provides for certain rights and restrictions in connection with Mr. Kilkeary's ownership.

  •
  Upon Mr. Kilkeary's termination of employment, he will be entitled to receive:

  •
  (1) the greater of (a) his salary and bonus for the year preceding termination and (b) his salary and bonus for the remainder of the agreement, (2) the continuation of health and welfare benefits for one year following termination of employment and (3) immediate vesting and nonforfeiture of the Kilkeary Preferred Stock, if his employment is terminated by Interstate for any reason other than cause, death or disability or if his employment is terminated voluntarily by Mr. Kilkeary for good reason; and

  •
  his base pay for a period of 12 months following the termination of his employment, and immediate vesting and nonforfeiture of the Kilkeary Preferred Stock, if his employment is terminated as a result of his death or disability.

  •
  Upon the termination of Mr. Kilkeary's employment by Interstate for cause or by Mr. Kilkeary without good reason:

  •
  prior to October 16, 2001, Mr. Kilkeary would have forfeited the Kilkeary Preferred Stock;

  •
  on or after October 16, 2001 but prior to October 16, 2002, Mr. Kilkeary will forfeit two-thirds of the Kilkeary Preferred Stock;

  •
  on or after October 16, 2002 but prior to October 16, 2003, Mr. Kilkeary will forfeit one-third of the Kilkeary Preferred Stock; and

  •
  on or after October 16, 2003, Mr. Kilkeary will not be subject to forfeiting the Kilkeary Preferred Stock.

  •
  Upon Mr. Kilkeary's termination of employment for any reason, Interstate may purchase the Kilkeary Preferred Stock for its fair market value.

  •
  Mr. Kilkeary is taxed on "excess parachute payments" under the Internal Revenue Code as a result of a change in control of Interstate, Mr. Kilkeary will be entitled to a gross-up payment.

  •
  Mr. Kilkeary was previously entitled to certain payments on account of a change in control of Interstate. Under his amended and restated employment agreement, Mr. Kilkeary is no longer entitled to these payments.

  •
  Mr. Kilkeary has agreed to non-compete and non-solicitation provisions.

  •
  Mr. Kilkeary is obligated to keep in strict confidence any trade secrets and confidential business and technical information of Interstate.

  •
  Mr. Kilkeary is entitled to have his legal fees and related expenses paid by Interstate in connection with the interpretation, enforcement or defense of his rights under the employment agreement.

        Pursuant to the terms of Mr. Ciaffone's employment agreement:

  •
  He serves as Interstate's Senior Executive Vice President, International Development and Operations.

  •
  The term of Mr. Ciaffone's employment is three years, ending March 1, 2005. In addition, on March 1, 2004, and every anniversary thereafter, Mr. Ciaffone's agreement will be automatically extended for additional one-year terms unless either party gives 90 days' prior written notice otherwise.

  •
  Interstate loaned Mr. Ciaffone $500,000. This loan will be forgiven over the five-year period ending on March 1, 2007, at the rate of $100,000 per year, so long as his employment is not terminated by Interstate for cause or voluntarily terminated by Mr. Ciaffone, and Mr. Ciaffone does not breach his non-compete and confidentiality agreements.

  •
  In the event of the termination of Mr. Ciaffone's employment for any reason other than cause or disability, he will be entitled to: (1) the greater of (a) his salary and bonus for the immediately preceding one year and (b) his salary and bonus for the remainder of the term of the agreement, (2) the continuation of health and welfare benefits for 18 months following termination of employment and (3) forgiveness of all amounts outstanding under the loan to Mr. Ciaffone.

  •
  Mr. Ciaffone has agreed to non-compete and non-solicitation provisions.

  •
  Mr. Ciaffone is obligated to keep in strict confidence any trade secrets and confidential business and technical information of Interstate.

  •
  Mr. Ciaffone is entitled to have his legal fees and related expenses paid by Interstate in connection with the interpretation, enforcement or defense of his rights under the employment agreement.

        Pursuant to the terms of Mr. Tomb's employment agreement:

  •
  He serves as Interstate's Senior Vice President, Development and Acquisitions.

  •
  Mr. Tomb's employment may be terminated by Interstate or Mr. Tomb at any time, with or without cause.

  •
  As a result of the change in control triggered by the merger of Old Interstate into Wyndham, Mr. Tomb received 50% of the severance compensation he was entitled to receive under his severance agreement with Old Interstate.

  •
  Mr. Tomb received a forgivable loan of $373,857, an amount equal to the remaining 50% of such severance compensation, which amortized over a 30-month period beginning June 18, 1999 and as a result, was completely forgiven as of December 31, 2001.

  •
  In the event Interstate terminates Mr. Tomb without cause (including as the result of a change in control), he will be entitled to: (1) his base pay and car allowance for a period of six months, (2) continuation of business development incentive bonuses for previously completed transactions (in accordance with the terms and conditions of Interstate's business development incentive plan) and (3) continuation of health and welfare benefits for a period of six months.

  •
  Mr. Tomb has agreed to non-compete and non-solicitation provisions.

  •
  Mr. Tomb is obligated to keep in strict confidence any trade secrets and confidential business and technical information of Interstate.

  •
  Mr. Tomb is entitled to have his legal fees and related expenses paid by Interstate in connection with the interpretation, enforcement or defense of his rights under the employment agreement.

  Beneficial Ownership Of Common Stock

        The following table sets forth certain information regarding the beneficial ownership of Shares as of April 16, 2002 by (1) each person known by Interstate to own beneficially more than 5% of the Shares, (2) each director and Named Executive Officer of Interstate, and (3) all directors and executive officers of Interstate as a group. The figures in the following table are based on 5,487,885 Shares outstanding as of April 16, 2002 and, where required by the applicable rules governing the presentation of the information contained in this table, assume the conversion of the Notes and/or shares of the Series B Preferred Stock beneficially owned by such person into Shares. Unless indicated otherwise, the address for each of the persons named in the table is c/o Interstate Hotels Corporation, Foster Plaza Ten, 680 Andersen Drive, Pittsburgh, Pennsylvania 15220. For purposes of the table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date.

Name	Number of Class A Shares Owned	Percentage of Class A Shares Owned
Thomas F. Hewitt(1)	441,434	7.7%
J. William Richardson(2)	341,776	6.0%
Kevin P. Kilkeary(3)	170,166	3.0%
Henry L. Ciaffone	—	—
Charles R. Tomb	123	*
Karim J. Alibhai(4)	5,359,183	49.5%
Joseph J. Flannery	7,000	*
Benjamin D. Holloway	4,000	*
Stephen P. Joyce	—	—
Alan J. Kanders(5)	9,000	*
Mahmood J. Khimji	—	—
Phillip H. McNeill, Sr.	36,230	*
John J. Russell, Jr.	—	—
Sherwood M. Weiser(6)	5,351,825	49.5%
Odessa Limited(7)	607,000	11.1%
Gary M. Goldberg and affiliates(8)	310,033	5.6%
Shaner Hotel Group Limited Partnership(9)	333,500	6.1%
The PNC Financial Services Group, Inc.(10)	455,942	8.3%
Raffles Associates, L.P.(11)	288,855	5.3%
CGLH Partners I LP and CGLH Partners II LP as a group(12)	5,329,183	49.3%
All directors and executive officers as a group (16 persons)(13)	6,392,688	56.2%

*
Less than 1%

(1)
Includes 250,000 Shares issuable upon the conversion of his shares of the Series B Preferred Stock into Shares.
(2)
Includes 43 Shares held by Mr. Richardson's daughter and 187,500 Shares issuable upon the conversion of their shares of the Series B Preferred Stock into Shares.
(3)
Includes 125,000 Shares issuable upon the conversion of his shares of the Series B Preferred Stock into Shares.
(4)
Includes 5,329,183 Shares issuable upon the conversion of the Notes and/or shares of the Series B Preferred Stock into Shares (adjusted to reflect 5,487,885 Shares outstanding as of April 16, 2002) held indirectly through Mr. Alibhai's indirect interests in CGLH Partners I LP and CGLH Partners II LP. See Note (12) below.
(5)
Includes 2,000 Shares held in trust for the benefit of Mr. Kanders' daughter.
(6)
Includes 5,329,183 Shares issuable upon the conversion of the Notes and/or shares of the Series B Preferred Stock into Shares (adjusted to reflect 5,487,885 Shares outstanding as of April 16, 2002) held indirectly through Mr. Weiser's indirect interests in CGLH Partners I LP and CGLH Partners II LP. See Note (12) below.
(7)
As reported in a Schedule 13D filed with the Commission on October 5, 2000. The address of Odessa Limited is International House, Victoria Road, Douglas, Isle of Man, British Isles.
(8)
As reported in an amended Schedule 13D filed with the Commission on October 5, 2000. Represents Shares held in managed discretionary and non-discretionary accounts for clients advised by Gary M. Goldberg & Co., Inc., VIP 100, L.P. and/or Gary Goldberg VIP 100, Inc. Gary M. Goldberg is a controlling person of all of these entities and, as such, is deemed to be the beneficial owner of any Shares of which these entities may be deemed to beneficially own. This information is based solely upon the contents of joint filings made by Mr. Goldberg and his affiliates pursuant to Section 13 of the Securities Exchange Act of 1934. The address of the Gary M. Goldberg group is c/o Gary M. Goldberg, Montebello Park, 75 Montebello Road, Suffern, New York 10901.
(9)
As reported in a Schedule TO-T/A filed with the Commission on April 11, 2002. The address of Shaner Hotel Group Limited Partnership is 303 North Science Park Road, State College, Pennsylvania 16803.
(10)
As reported in a Schedule 13G filed with the Commission on February 12, 2002. Represents Shares held by affiliates of The PNC Financial Services Group, Inc., whose addresses are as follows: (a) The PNC Financial Services Group, Inc., One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707; (b) PNC Bancorp, Inc., 222 Delaware Avenue, Wilmington, Delaware 19899; and (c) PNC Bank, National Association, One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707.
(11)
As reported in a Schedule 13G filed with the Commission on February 13, 2002. The address of Raffles Associates, L.P., is 450 Seventh Avenue, Suite 509, New York, New York 10123.
(12)
As reported in an amended Schedule 13D filed with the Commission on November 6, 2000, adjusting the percentage to reflect 5,487,885 Shares outstanding as of April 16, 2002, the following entities beneficially own Shares that the Investor Group has the right to acquire pursuant to the terms of the Series B Preferred Stock and the Notes held by the Investor Group: (i) CGLH Partners I LP (sole voting power over 1,250,000 Shares); (ii) CGLH Partners II LP (sole voting power over 5,329,183 Shares); (iii) LB Interstate GP LLC; (iv) LB Interstate LP LLC; (v) PAMI LLC; (vi) Property Asset Management Inc.; (vii) Lehman ALI Inc.; (viii) Lehman Brothers Holdings Inc.; (ix) MK/CG GP LLC; (x) MK/CG LP LLC; (xi) CG Interstate Associates LLC; (xii) Continental Gencom Holdings, LLC; (xiii) KFP Interstate, LLC; (xiv) Grosvenor, LLC; (xv) KFP Holdings, Ltd.; (xvi) Quadrangle Trust Company (BVI) Limited; (xvii) Sherwood M. Weiser (sole voting power over 22,642 Shares); (xviii) Donald E. Lefton (sole voting power over

  21,390 Shares); (xix) Karim J. Alibhai (sole voting power over 30,000 Shares). Each of the foregoing entities (other than CGLH Partners I LP and CGLH Partners II LP) have shared voting power over 5,329,183 Shares. CGLH Partners I LP and CGLH Partners II LP have sole voting power over the Shares listed in clauses (i) and (ii) above, but do not have any shared voting power over any other Shares. The terms of the Series B Preferred Stock and the Notes prohibit any single holder and its affiliates or any group of which any of them is a member from converting into more than 49% of Interstate's common stock. If this restriction were not applicable, the Series B Preferred Stock and the Notes held by the foregoing entities initially would be convertible into an aggregate of 7,500,000 Shares or approximately 57% of Interstate's total outstanding common stock as of April 16, 2002. For more information, see the amended Schedule 13D, filed with the Commission on November 6, 2000. The address of CGLH Partners I LP and CGLH Partners II LP is c/o Lehman Brothers Holdings Inc., 1285 Avenue of the Americas, 13th floor, New York, New York 10019.

(13)
Includes 5,329,183 Shares (adjusted to reflect 5,487,885 Shares outstanding as of April 16, 2002) held indirectly through Mr. Alibhai's and Mr. Weiser's indirect interests in CGLH Partners I LP and CGLH Partners II LP, 250,000 Shares held directly by Mr. Hewitt, 187,500 Shares held directly by Mr. Richardson and 125,000 Shares held directly by Mr. Kilkeary (all of such Shares issuable upon the conversion of the Notes and/or shares of the Series B Preferred Stock into Shares). All of the 242,555 outstanding shares of Class B Common Stock of Interstate are beneficially owned by Marriott Hotel Services, Inc. The address of Marriott Hotel Services, Inc. is One Marriott Drive, Washington, D.C. 20058.

  Certain Relationships And Related Transactions

  Voting Agreement.

        General.    Upon consummation of the Spin-Off, three directors and/or executive officers of Wyndham and entities with which the directors and/or officers are affiliated entered into a Voting Agreement with Interstate. Such directors, officers and affiliated entities are referred to in this section as the "Voting Stockholders."

        Voting Provisions.    The Voting Agreement applies to all stockholder votes taken at any time when the Voting Stockholders, together with Wyndham and other identified directors and executive officers of Wyndham (collectively referred to in this section as the "Affiliated Stockholders"), own greater than 9.9% of the outstanding Shares. The Voting Agreement provides that, in such circumstances, the Voting Stockholders will vote their Interstate shares in proportion with the results of voting on the particular matter by all Class A stockholders other than the Voting Stockholders and the Affiliated Stockholders. This proportional voting will have the effect of nullifying the impact of voting by the Voting Stockholders on the particular matter and reducing the impact of voting by the Affiliated Stockholders on such matter.

        Divestiture Provisions.    The Voting Agreement also provides that the Voting Stockholders will use reasonable efforts to sell or otherwise dispose of a number of Shares such that the Voting Stockholders and the Affiliated Stockholders will collectively own 9.9% or less of the outstanding Shares by the first anniversary of the Spin-Off. The Voting Stockholders are thus obligated under the Voting Agreement to sell an aggregate of approximately 690,000 Shares, or 10.8% of the outstanding Shares, by June 18, 2000. Thereafter, the Voting Stockholders' selling obligations will become effective again at any time within five years after the Spin-Off that the Voting Stockholders are informed by Interstate that the Voting Stockholders and the Affiliated Stockholders collectively own greater than 9.9% of the outstanding Shares.

        Interstate's Call Right.    In the event that the Voting Stockholders fail to comply with their obligations to sell Shares as described above within five years after the Spin-Off, Interstate has a call right to purchase from the Voting Stockholders for fair market value the number of Shares the Voting

Stockholders were obligated to sell. Marriott has the right to compel Interstate to exercise its call right if Interstate fails to do so.

  Transactions With Officers And Directors

        Interstate has granted loans from time to time to its senior executives, including each of the Named Executive Officers. Such loans are payable upon demand and, in general, do not bear interest until such demand is made. See "—Compensation Plans and Arrangements—Executive Loans" and "—Employment and Change-in-Control Agreements" for a description of loans from Interstate to the Named Executive Officers.

        In March 2001, Interstate acquired a non-controlling 0.5% general partnership interest and a non-controlling 49.5% limited partnership interest in two limited partnerships (the "Partnerships") that own seven Marriott-branded hotels and one Hampton Inn hotel for a total acquisition cost of approximately $8.7 million. FelCor Lodging Trust Incorporated owns the remaining 50% of the Partnerships. As part of the transaction, the Partnerships simultaneously closed on an aggregate of $52.3 million non-recourse loans from Lehman Brothers Bank, FSB, an entity related to Lehman Brothers Holdings Inc. and an affiliate of the Investor Group, secured by the hotels. Interstate guarantees certain obligations of the borrowers to the lender under those loans. Messrs. Flannery and Kanders are both employed by Lehman Brothers Inc.

        During 2001, Interstate entered into management agreements to manage the Park Central Hotel in New York, NY and the Raleigh Sheraton Capital Center Hotel in Raleigh, NC. The owners of these hotels engaged Interstate to manage these properties pursuant to the rights of the principal lender of these hotels to select a third-party management company. The principal lender of these hotels is an entity related to Lehman Brothers Holdings Inc. and an affiliate of the Investor Group. Messrs. Flannery and Kanders are both employed by Lehman Brothers Inc.

        In August 2000, Interstate acquired a 25% non-controlling equity interest in the Houston Astrodome/Medical Center Residence Inn by Marriott in Houston, Texas for a total acquisition cost of approximately $0.7 million. Prior to the acquisition, Karim J. Alibhai beneficially owned a 7.53% ownership interest in the entity that sold the hotel. Following the acquisition, Mr. Alibhai holds a 22.46% ownership interest in the hotel. Mr. Alibhai is also an officer of an affiliate of the Investor Group.

        In October 2000, Interstate issued 500,000 shares of its Series B Preferred Stock for $5.0 million and Subordinated Convertible Notes for $25.0 million. These securities were issued to the Investor Group, which is affiliated with Lehman Brothers Inc., where Messrs. Flannery and Kanders are both employed, and with Messrs. Alibhai, Khimji and Weiser, pursuant to a Securities Purchase Agreement dated August 31, 2000 between Interstate and the Investor Group. Both the Series B Preferred Stock and the Notes are convertible at any time into Interstate's Class A Common Stock at $4.00 per share. However, neither the Investor Group nor any other holder of these securities may convert these securities if that conversion would cause such holder and its affiliates or any group of which any of them belong to own more than 49% of Interstate's total common stock outstanding after the conversion. Interstate paid $1.0 million to Lehman Brothers Holdings Inc. for advisory services in connection with the Investor Group transaction.

        One purpose of the proceeds received by Interstate from the issuance of the Series B Preferred Stock and the Notes is to invest $25.0 million into a newly formed joint venture with the Investor Group for the acquisition of hotel properties that will be managed by Interstate. The Investor Group has committed to invest an additional $20.0 million of capital into the Joint Venture. Interstate has loaned $450,000 to the Investor Group for the reimbursement of transaction costs associated with the Joint Venture.

        In connection with the Investor Group transaction, Interstate entered into amended and restated employment agreements with Messrs. Hewitt, Richardson and Kilkeary. These amended and restated

employment agreements provided, among other things, for the issuance of an aggregate of 225,000 shares of the Series B Preferred Stock valued at $2.25 million to these individuals and the immediate vesting of restricted stock awards that were issued to Messrs. Hewitt and Richardson under previous employment agreements, in exchange for their waiver of stock option rights and severance payments owed to them by Interstate under their previous employment agreements. These shares were issued on October 20, 2000, are convertible into Shares at $4.00 per share, subject to vesting restrictions, and are redeemable for $10 per share.

        Also in connection with the Investor Group transaction, CRC Holdings loaned funds to some of the members of the Investor Group, which loan CRC Holdings has since assigned to Continental Hospitality Holdings, LLC. Approximately $0.6 million remains outstanding on the loan. While Mr. Hewitt held an approximate 5% ownership interest in CRC Holdings at the time of the Investor Group transaction, Mr. Hewitt no longer holds such ownership interest. Mr. Hewitt currently holds an approximate 5% ownership interest in Continental Hospitality Holdings, LLC.

        Each of Messrs. Alibhai, Flannery, Kanders, Khimji and Weiser are members of the Board and certain committees of the Board pursuant to the terms of the Investor Group transaction.

        In October 2000, Interstate entered into a management agreement with LB Beaumont, LLC, an entity related to Lehman Brothers Holdings Inc. and an affiliate of the Investor Group, to manage the Beaumont, Texas Hilton Hotel. Messrs. Flannery and Kanders are both employed by Lehman Brothers Inc.

        In October 2000, Interstate acquired a 20% non-controlling equity interest in the Worldgate hotel in Kissimmee, Florida for a total acquisition cost of approximately $3.9 million. Prior to the acquisition, Mr. Alibhai beneficially owned a 16.26% ownership interest, and LB Maingate I Inc., an entity related to the Investor Group, beneficially owned a 40% interest, in the entity that owns the hotel. Following the acquisition, Mr. Alibhai and LB Maingate I Inc. each hold a 40% respective ownership interest in the hotel. As part of the transaction, the hotel owner simultaneously closed on a $37 million non-recourse loan from Lehman Brothers Holdings Inc., an entity related to the Investor Group, which is secured by the hotel. Messrs. Flannery and Kanders are both employed by Lehman Brothers Inc.

        In the third quarter of 2001, an impairment loss of approximately $3.0 million was recorded by Interstate as a result of a permanent impairment of the future profitability of this hotel. Since its acquisition in the fourth quarter of 2000, the hotel had experienced lower than expected operating cash flows, primarily due to decreased occupancy rates and average daily room rates that affected this hotel and the Orlando lodging market in general. In addition, weakness in the U.S. economy during 2001 coupled with the severe downturn in the Florida lodging market after the September 11th terrorist attacks had resulted in significant financial difficulties for the hotel. As a result, the hotel was unable to satisfy debt service obligations, which resulted in mortgage defaults.

        On February 21, 2002, the ownership and financing for the hotel were restructured in order to address the financial difficulties of the hotel. As part of this restructuring, Interstate's 20% non-controlling equity interest was redeemed in exchange for mutual releases with respect to the obligations of the hotel. In addition, the hotel owner and Interstate amended the management agreement for the hotel, pursuant to which, among other things, Interstate waived its management fees for the period from July 1, 2001 through February 21, 2002, and agreed to reduce its base management fee for periods following February 21, 2002.

        Pursuant to a Master Lease Termination Agreement dated September 12, 2000, between Interstate and Equity Inns, Inc. ("Equity Inns"), all of the lease contracts for the 75 hotels previously leased from Equity Inns were terminated effective January 1, 2001, and Equity Inns and Interstate simultaneously entered into management agreements for 54 of the hotels formerly leased to Interstate. By virtue of his positions as Chairman of the Board and Chief Executive Officer of Equity Inns, Phillip H. McNeill, Sr. may have benefited from the transaction.

QuickLinks

  Item 1. Subject Company Information
  Item 2. Identity and Background of the Filing Persons
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
Risks If Partial Offer Is Consummated
  Item 5. Persons/Assets Retained, Employed, Compensated or Used
  Item 6. Interest in Securities of the Subject Company
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX
  ANNEX A
SUMMARY COMPENSATION TABLE
OPTION VALUES AT DECEMBER 31, 2001